UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Inhibitex, Inc.

(Name of Subject Company)

Inhibitex, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Russell H. Plumb

President and Chief Executive Officer

9005 Westside Parkway

Alpharetta, GA 30009

(678) 746-1100

With copies to:

David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Inhibitex, Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 9005 Westside Parkway, Alpharetta, GA 30009. The Company’s telephone number at such address is (678) 746-1100.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on January 11, 2012, there were 84,865,729 Shares issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 7, 2012 (as amended or modified from to time, the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer (the “Offer Closing”) and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by Parent or Purchaser, held by the Company in treasury or held by holders who properly demand appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding taxes (the “Merger Consideration”).

The treatment of awards under the Company’s benefit plans, including options, is discussed below under “Item 3 — Past Contacts, Transactions, Negotiations and Agreements”.

The Offer is initially scheduled to expire at midnight, New York City time, on February 10, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 345 Park Avenue, New York, New York 10154-0037, and the telephone number at such principal offices is (212) 546-4000.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) the Company or any of the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in making its recommendation.

Relationship with Parent, Purchaser and Certain of Their Affiliates.

Merger Agreement.

On January 7, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11 — The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made for the purposes of such agreement, were made as of specific dates, were made, subject to certain exceptions, for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. None of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. The terms and information in the Merger Agreement should not be relied on as disclosures about the Company or Parent without consideration to the entirety of public disclosure by the Company and Parent as set forth in all of their respective public reports with the SEC.

Representation on the Board.

The Merger Agreement provides that, effective after initial acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer representing at least a majority of the Shares (such time hereinafter referred to as the “Acceptance Time”), Parent is entitled to designate a number of directors, constituting at least a majority of the directors, to the board of directors of the Company (the “Board”) that is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent or its affiliates (including shares accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) bears to the total number of Shares then outstanding, rounded up to the next whole number, and the Company will cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors or seeking and accepting resignations from incumbent directors or both. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board. The Board will have at least three members who were members of the Board on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such directors referred to as “Independent Directors”). If the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) will be entitled to nominate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate three individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act.

Following the Acceptance Time, the Company will, upon Parent’s request, take all actions reasonably necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision).

From and after the time, if ever, that Parent’s designees constitute a majority of the Board and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company’s rights under the Merger Agreement, will require the concurrence of a majority of the Independent Directors (or in the case where there are two or fewer Independent Directors, the concurrence of one Independent Director) if the amendment, termination, extension or waiver would reasonably be expected to have an adverse effect on any holders of Shares other than Parent or Purchaser.

For more information see “Section 11 — The Merger Agreement — The Company Board” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Confidentiality Agreement

On October 21, 2011, Parent and the Company entered into a Confidentiality Agreement (as amended, the “Confidentiality Agreement”), pursuant to which Parent agreed that, subject to certain limitations, any non-public information concerning the Company and its subsidiaries furnished to it or its advisors by or on behalf of the Company shall, for a period of five years from the date of the Confidentiality Agreement, be held confidential and used by Parent and its representatives solely for the purpose of considering, evaluating and negotiating a possible negotiated business transaction between Parent and the Company and would be kept confidential, except as provided in the Confidentiality Agreement. The Confidentiality Agreement also included an 18-month standstill provision.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Merger Agreement on Equity Awards.

Treatment of Company Stock Options.

The Merger Agreement provides that, immediately prior to the Effective Time, each unexercised outstanding option to purchase Shares (a “Company Stock Option”), will become vested (to the extent not already vested) and will be cancelled and exchanged for the right to receive, payable by the Surviving Corporation, a payment in cash equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of the Shares subject to such Company Stock Option, multiplied by (ii) the number of Shares then subject to such Company Stock Option. Pursuant to the terms of each executive officer’s and director’s stock option agreements, all unvested Company Stock Options held by such individuals will vest in full upon the Acceptance Time.

Based upon the holdings of Company Stock Options as of January 11, 2012 and the per share Merger Consideration of $26.00, the consideration that each of the Company’s executive officers and non-employee directors would receive with respect to their Company Stock Options in connection with the Offer and Merger is as follows:

Name of Executive Officer or Director	Number of Vested Company Stock Options	Payments in Respect of Vested Company Stock Options ($)	Number of Unvested Company Stock Options	Payments in Respect of Unvested Company Stock Options ($)	Total Company Stock Option Payments ($)
Russell H. Plumb	1,163,334	28,478,344	454,166	10,649,631	39,127,975
Geoffrey Henson	794,000	19,215,563	137,500	3,329,563	22,545,126
Joseph M. Patti	536,375	13,131,766	315,625	7,390,859	20,522,625
M. James Barrett	56,667	1,359,446	33,333	806,592	2,166,038
Russell M. Medford	57,119	1,332,964	33,333	806,592	2,139,556
A. Keith Willard	76,667	1,740,146	33,333	806,592	2,546,738
Gabriele M. Cerrone	81,267	1,979,441	33,333	806,592	2,786,033
Michael A. Henos	71,334	1,771,657	66,666	1,613,183	3,384,840
Marc L. Preminger	58,555	1,390,824	33,333	806,592	2,197,416
Christopher McGuigan	81,267	1,979,441	33,333	806,592	2,786,033

Treatment of Company Warrants.

The Merger Agreement provides that, each outstanding warrant to purchase Shares (each, a “Company Warrant”) will be cancelled at the Effective Time in exchange for either a cash payment or an instrument representing the right to receive a cash payment equal to either (x) the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of such Company Warrant multiplied by (ii) the total number of Shares subject to such Company Warrant or (y) an amount as may otherwise be payable pursuant to the terms of such Company Warrant.

Based upon holdings of Company Warrants as of January 11, 2012, and the per share Merger Consideration of $26.00, the estimated consideration that each of the Company’s executive officers and the non-employee directors would receive with respect to their Company Warrants in connection with the Merger is as follows:

Name of Executive Officer or Director	Number of Company Warrants	Payments in Respect of Company Warrants ($)
Geoffrey Henson	29,333	734,792
M. James Barrett(1)	1,054,686	25,881,994
Gabriele M. Cerrone(2)	871,200	22,215,600

(1)	Consists of 791,015 shares issuable upon the exercise of outstanding warrants beneficially owned by New Enterprise Associates 10, Limited Partnership (“NEA 10”) and 263,671 shares issuable upon the exercise of outstanding warrants beneficially owned by New Enterprise Associates 11, Limited Partnership (“NEA 11”). Dr. Barrett is an individual general partner of NEA Partners 10, Limited Partnership, the sole general partner of NEA 10. Dr. Barrett is also an individual manager of NEA 11 GP, LLC, the sole general partner of NEA Partners 11, Limited Partnership, which is the sole general partner of NEA 11.
(2)	Represents 871,200 shares issuable upon the exercise of outstanding warrants beneficially owned by Panetta Partners, Ltd. Mr. Cerrone is the sole managing partner of Panetta Partners, Ltd.

Employment Agreements

Effective as of December 21, 2010, the Company entered into an amended and restated employment agreement with each of Russell H. Plumb (the “Plumb Employment Agreement”), Dr. Geoffrey Henson (the “Henson Employment Agreement”) and Dr. Joseph M. Patti (the “Patti Employment Agreement,” and together with the Plumb Employment Agreement and the Henson Employment Agreement, the “Employment Agreements”). Mr. Plumb and Drs. Henson and Patti are entitled to certain severance benefits in the event that their employment is terminated by the Company other than for “cause” or by them for “good reason,” in either case, within one year after the consummation of a “change in control” or in contemplation of a “change in control” that is reasonably likely to occur. Each Employment Agreement also provides that any change in control benefits that the executive is entitled to receive will be reduced by the minimum amount necessary to avoid the imposition of any excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), but only if such reduction results in the executive retaining, on an after-tax basis, a greater amount of his change in control benefits than if no such reduction had occurred. Based on the amount of each executive’s potential change in control payments, no such reduction is expected to occur and instead, the change in control payments received by each executive are expected to be subject to the Code Section 4999 excise tax.

In the event of such a termination of employment, Mr. Plumb will be entitled to receive, subject to his execution of a release in favor of the Company, a lump sum severance payment equal to (x) 24 months of his base salary, (y) 24 months of the present value of health, life and disability insurance benefits and (z) two times the incentive compensation paid to him in respect of the year prior to the year of the change in control. Based on Mr. Plumb’s compensation level as of January 11, 2012 and his 2011 incentive compensation, these severance payments would equal approximately $1,449,059.

In addition, in the event of such a termination of employment. Dr. Henson and Dr. Patti are each entitled to receive, subject to their execution of a release in favor of the Company, a lump sum payment equal to (x) 18 months of base salary, (y) 18 months of the present value of health, life and disability insurance benefits and (z) one and one-half times the incentive compensation paid to such executive in respect of the year prior to the year of the change in control. Based on Drs. Henson’s and Patti’s compensation level as of January 11, 2012 and their 2011 incentive compensation, these severance payments would equal approximately $627,047 for Dr. Henson and approximately $699,174 for Dr. Patti.

While employed by the Company and, in the event of a change in control termination as described above, for a period equal to 24 months thereafter in the case of Mr. Plumb and 18 months thereafter in the case of Drs. Henson and Patti, each such executive has agreed that he will not (i) render substantially similar services to any person or entity which competes with the Company or (ii) solicit for employment any person who was employed by the Company during the executive’s employment with the Company and with whom the executive had contact during the last year of his employment. Mr. Plumb and Dr. Patti are also prohibited, during such period, from calling on or soliciting certain of the Company’s customers or potential customers with which the Company had previous negotiations.

For purposes of the Employment Agreements, the following terms are generally defined as set forth below:

“cause” generally means (1) the executive’s willful misconduct, gross negligence, dishonesty or fraud in the performance of his duties, (2) the material breach of the Employment Agreement by the executive, (3) the executive’s willful refusal or failure to perform his duties or (4) the conviction, plea of guilty or nolo contendere of the executive in respect of any felony or other crime involving moral turpitude, dishonesty, theft or unethical business conduct.

“good reason” generally means (1) the assignment to the executive of any duties materially inconsistent with his status as a senior executive of the Company or a substantial diminution in the nature or status of his responsibilities, (2) a reduction by the Company in the executive’s salary, (3) the relocation of the Company’s principal executive offices to a location outside the Atlanta, Georgia metropolitan area, (4) the failure by the Company to continue in effect any material employee benefit plan in which the executive was participating unless a substitute arrangement is provided, (5) the failure by the Company to continue to provide the executive with health, welfare, material fringe benefits and vacation benefits substantially similar to those previously enjoyed by the executive or (6) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the Employment Agreement.

“change in control” generally means (1) during any period of two consecutive years, a majority of the Board is replaced, (2) a merger or consolidation of the Company in which the stockholders of the Company immediately before such transaction will not own after such transaction at least 45% of the voting securities of the corporation (or its ultimate parent) issuing cash or securities in such transaction, (3) the Company’s stockholders approve a plan of complete liquidation or dissolution, (4) a sale of all or substantially all of the assets of the Company or (5) such other similar transaction which the Board determines in its sole discretion constitutes a change in control. The Board has determined that the Merger will constitute a change in control for purposes of each of the Employment Agreements.

See “Item 8. Additional Information — Golden Parachute Compensation” for further information with respect to certain of these arrangements and for a quantification of golden parachute payments potentially payable to the named executive officers in connection with the Offer and completion of the Merger.

Compensation Actions Between Signing of Merger Agreement and Completion of Merger.

Under the terms of the Merger Agreement, the Company may take certain compensation actions prior to the completion of the Merger that may affect its directors and executive officers. During this interim period, the Company may grant any increase in base salary or bonus opportunity, or pay any bonus, to any director, executive officer or employee of the Company as required under the terms of a benefit plan as in effect on the date of the Merger Agreement. The Company also may make contractually-required severance payments.

Employee Matters Following Closing.

The Merger Agreement provides that Parent or the Surviving Corporation will provide each employee of the Company and its subsidiaries who is employed as of the Effective Time and who continues without interruption as an employee of the Surviving Corporation (each, a “Continuing Employee”), for a period of one year following the Effective Time, with (i) base salary and non-equity based bonus opportunities that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those that would have been provided under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date of the Merger Agreement and (iii) employee benefit plans and arrangements (other than severance, base salary and bonus opportunities and any equity based plans) that are in the aggregate, no less favorable than those provided by the Company immediately prior to the Effective Time. The Merger Agreement also provides that Parent shall, or shall cause the Surviving Corporation to, pay to each Continuing Employee a bonus award for the fiscal year of the Company in which the Merger occurs that is no less than the amount that was paid to such Continuing Employee in respect of the immediately preceding fiscal year; provided that such amounts may be increased on an individual basis in a manner consistent with past practice. The 2011 bonus awards for Mr. Plumb, and Drs. Henson and Patti were $276,250, $113,100 and $138,775, respectively.

The Merger Agreement further provides that from and after the Effective Time, Parent or the Surviving Corporation will honor in accordance with its terms, all existing severance agreements and arrangements as of the date of the Merger Agreement.

As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their respective affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of Parent, Purchaser, the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of Parent, Purchaser or their respective affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with Parent, Purchaser or their respective affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no substantive discussions have occurred between members of the Company’s current management and representatives of Parent, Purchaser or their respective affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent permitted under the DGCL, subject to specified limitations. Under these provisions, the Company is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, executive officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such expenses may be advanced prior to the final disposition of any such proceeding and the delivery, if required by the DGCL, of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

As permitted under Section 145 of the DGCL, the Company has included in its Charter, a provision that the Company will, to the fullest extent permitted by the DGCL, indemnify any and all persons whom the Company has the power to indemnify under said section from and against any and all of the expenses, liabilities or losses. The Charter further provides that such indemnification will not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders, or disinterested directors or otherwise, and will continue as to a person who has ceased to be a director, officer or employee and will inure to the benefit of the heirs, executors and administrators of such a person.

In addition, the Charter provides that the Company will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as a fiduciary of one or more of the employee benefit plans of the Company, against expenses (including attorneys’ fees) actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company. The Charter also permits the Company in certain circumstances to make advance payments of expenses to any persons entitled to indemnification thereunder.

The Company has also entered into indemnity agreements with each of its directors and executive officers (the “Indemnity Agreements”). The Indemnity Agreements provide rights that supplement those provided under the DGCL and in the Charter. These indemnity agreements provide that the Company will indemnify its directors or executive officers (referred to as the “indemnitees”), against any amounts that such indemnitee becomes legally obligated to pay in connection with any claim against him or her based upon any act, omission, neglect or breach of duty that he may commit, omit or suffer while acting in his capacity as a director, officer, employee and/or agent of the Company; provided that such claim: (i) is not solely based upon the indemnitee gaining any personal profit or advantage to which he is not legally entitled; (ii) is not for an accounting of profits made from the purchase or sale by the indemnitee of the Company’s securities within the meaning of Section 16(b) of the Exchange Act or similar provisions of any state law; and (iii) is not solely based upon the indemnitee’s knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that all costs and expenses incurred by the indemnitee in defending or investigating any such claim will be paid by the Company in advance of the final disposition of such claim unless a majority of the Company’s directors who are not parties to the action, independent legal counsel in a written opinion, the Company’s stockholders or a court of competent jurisdiction in a final, unappealable adjudication determine that: (i) the indemnitee did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company’s best interests or (ii) in the case of any criminal action or proceeding, the indemnitee had reasonable cause to believe his conduct was unlawful. Each indemnitee has undertaken to repay the Company for any costs or expenses so advanced if it is ultimately determined by a court of competent jurisdiction in a final, nonappealable adjudication that he is not entitled to indemnification under the Indemnity Agreements.

The foregoing summary is qualified in its entirety by the Form of Indemnity Agreement, which is included as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnity Agreements is substantially the same as the Form of Indemnity Agreement.

In addition, the Company maintains directors’ and officers’ liability insurance. Pursuant to the Merger Agreement, for a period of six years following the Effective Time, the Surviving Company has agreed to maintain in effect any rights to indemnification and exculpation for acts or omissions occurring at or prior to the Effective Time existing in favor of the Company’s directors or officers in the Charter and certain indemnification agreements. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, the provisions in the Charter with respect to indemnification, advancement of expenses and exculpation will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who prior to the Effective Time were directors or officers of the Company.

The Merger Agreement further provides that Parent and the Surviving Corporation will indemnify, to the fullest extent permitted by applicable law, each person who at any time prior to the Effective Time is or was a director or officer of the Company or any of its subsidiaries (each, an “Indemnified Party”) against all losses, claims, damages, liabilities, reasonable and documented costs, reasonable and document expenses, judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, action suit, proceeding or investigation. The Merger Agreement also provides that Parent and the Surviving Corporation will advance all reasonable and documented fees and expenses incurred by an Indemnified Party in connection with any claim, action suit, proceeding or investigation. The Merger Agreement provides that the obligations described in this paragraph will continue in full force and effect for a period of six years from the Effective Time, provided that all such rights to indemnification asserted or made prior to the Effective Time will continue until the final disposition of such claim, action, suit or proceeding.

The Merger Agreement also provides that, prior to the Effective Time, the Company will use its commercially reasonable best efforts to (and if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to) obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the Company’s policies that exist at or prior to the Effective Time; provided, however, that such “tail” insurance policies will not require the payment of an aggregate premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement to maintain such insurance. If the Company and the Surviving Corporation fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will continue to maintain in effect for a period of six (6) years from and after the Effective Time such directors and officers insurance as is in effect immediately prior to the execution and delivery of the Merger Agreement with benefits and levels of coverage at least as favorable as that provided under the Company’s existing policies, or the Surviving Corporation will use reasonable best efforts to purchase comparable directors and officers insurance policies for such six-year period with benefits and levels of coverage at least as favorable as provided under the Company’s existing policies; provided, however, that neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement.

The Merger Agreement also provides that, in the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, Parent or the Surviving Corporation, as applicable, will cause proper provision to be made so that such successors and assigns shall assume the obligations set forth above.

Continuing Directors.

The Merger Agreement provides that, if Parent’s directors are appointed to the Board promptly upon the payment by Purchaser for Shares pursuant to the Offer (as described above), until the Effective Time, at least three existing independent directors of the Company will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11 — The Merger Agreement — The Company Board” in the Offer to Purchase.

Support Agreement

Concurrently with the execution of the Merger Agreement, each of Gabriele Cerrone, Panetta Partners, Ltd., Russell H. Plumb, New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 11, Limited Partnership, NEA Ventures 2002, L.P., and M. James Barrett entered into a Tender and Support Agreement (the “Support Agreement”) with the Company, Parent and Purchaser. Pursuant to the Support Agreement, each of these stockholders has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares beneficially owned by such stockholder as promptly as practicable (but in no event later than ten days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger), (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) not to solicit, initiate, propose or knowingly encourage, facilitate or participate in discussions with third parties regarding other proposals to acquire the Company and (vii) to elect to exercise any of the stockholder’s warrants and/or vested options, on a net exercise basis, following the acceptance of the Offer and to transfer those newly-issued Shares to Purchaser. The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the Offer having been terminated or the initial expiration date of the Offer having occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholder pursuant to the Merger Agreement, and (v) the mutual written consent of the Company, Parent, Purchaser and the stockholders party thereto. Collectively, the stockholders party to the Support Agreement have beneficial ownership of an aggregate of 15,114,678 (including Shares represented by Company Warrants and vested and unvested Company Stock Options they hold), or approximately 17% of the Shares as of January 6, 2010 (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding shares and assuming the exercise of only the warrants and vested and unvested Company Stock Options held by the stockholders who entered into the Support Agreement). The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on January 7, 2012, the members of the Board present at the meeting unanimously:

(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders,

(ii) authorized and approved the Merger Agreement, the Support Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, and

(iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Background and Reasons for the Recommendation.

Background of the Offer.

With the assistance of the Company’s senior management, the Board has regularly explored and assessed potential strategic alternatives available to the Company. These alternatives included the continued execution of the Company’s business strategy of the development of its programs independently, a possible license, strategic alliance or collaboration, or sale of assets to, or a business combination with, a third party.

In the ordinary course of business, the Company’s management has held meetings and discussions with the senior management of other larger pharmaceutical and biopharmaceutical companies to discuss possible licensing arrangements, strategic collaborations or other business transactions. From the beginning of 2009 until April 2011, the Company’s primary focus in these meetings and discussions was to pursue exclusive license or collaboration arrangements for its INX-189 and FV-100 development programs.

Based on discussions that led to the execution of a confidentiality agreement in November 2009, and as part of these routine business development efforts, on May 3, 2010, Russell H. Plumb, the Company’s President and Chief Executive Officer, and Dr. Joseph M. Patti, the Company’s Chief Scientific Officer and Senior Vice President of Research and Development, met with members of senior management of Party A to discuss a potential licensing arrangement between the parties for INX-189.

On May 18, 2010, Party A submitted a non-binding preliminary indication of interest to the Company to enter into an exclusive licensing agreement with respect to the Company’s hepatitis C virus (“HCV”) programs. Party A also expressed to Mr. Plumb at that time that it may be interested in pursuing a broader strategic transaction with the Company, including a business combination. Party A and the Company executed an amendment to the parties’ confidentiality/standstill agreement on June 7, 2010 in order for Party A to broaden its due diligence review of the Company for purposes of evaluating a potential business combination or other strategic transaction between the parties.

At a meeting of the Board held by teleconference on June 9, 2010, the Board discussed the preliminary indication of interest to enter into a licensing agreement received from Party A and Party A’s potential interest in a strategic transaction or otherwise acquiring the Company. Representatives of Dechert LLP (“Dechert”), the Company’s counsel, attended the meeting. Mr. Plumb also advised the Board that the Company’s senior management had contacted several other organizations that had previously expressed an interest in potentially licensing the Company’s HCV program and whom management thought may be in a position to pursue such a transaction at that time. At this meeting, the Board authorized the formation of a Special Committee (the “Special Committee”) composed of three independent members of the Board, Michael A. Henos, Dr. M. James Barrett and A. Keith Willard to consider the Company’s strategic alternatives and review any licensing or potential business transactions that may become available to the Company. The Special Committee was not formed due to any conflicts of interest; rather, it was formed for convenience and ease of decision making.

The discussions with Party A did not culminate in any agreement at that time.

Over the next several months, the Board continued to regularly discuss the Company’s strategic alternatives, including the possibility of seeking a licensing arrangement, partnership, collaboration or other business transaction with a third party, or continuing to advance the development of its programs independently. During this time, the Company also engaged in discussions with a number of pharmaceutical companies, including Party A, with respect to potential exclusive licensing arrangements.

On January 18, 2011, the Company and Party A executed an amended confidentiality/standstill agreement, to extend Party A’s confidentiality obligations for an additional one-year term in order for the Company to provide it with a confidential update on the status of its clinical development programs.

Over the next eleven months, the Board continued to regularly discuss the Company’s strategic alternatives and prospects. In April 2011, the Board, based on recommendations from management, determined that it would no longer focus on seeking an exclusive licensing arrangement with a third party with respect to INX-189 or the Company’s HCV programs, but would instead seek to enter into non-exclusive clinical collaboration arrangements with other pharmaceutical companies to support its Phase 2 clinical development plan for INX-189.

During the period from April 2011 to August 2011, members of the Company’s senior management held discussions with multiple pharmaceutical and biopharmaceutical companies, including Party A, Party B and Party C, in order to discuss with such parties the status of the Company’s INX-189 development program and explore the potential for non-exclusive clinical collaborations for INX-189.

On August 1, 2011, Mr. Plumb and Dr. Patti held a discussion by teleconference with representatives of Party B during which Party B’s representatives reiterated their interest in a non-exclusive clinical collaboration with INX-189, but also communicated their interest in potentially pursuing a broader strategic transaction with the Company and inquired as to whether the Company would consider engaging in such a discussion at that time.

On August 4, 2011, the Company entered into a confidentiality agreement with Party B. Over the course of the next two months, senior management of the Company had several interactions with representatives from Party B about various strategic options, including Party B’s interest in acquiring the Company.

On October 4, 2011, representatives of Party B visited the Company’s facilities to attend a confidential management presentation provided by Mr. Plumb, Dr. Patti, Dr. Geoffrey Henson and certain other representatives of the Company in order to initiate its review of the Company and its development programs.

On October 19, 2011, the Company received a preliminary non-binding indication of interest from Party B to acquire 100% of the Company in a transaction at a price of $5.75 per Share, which was conditioned on entry into a 60-day exclusivity period.

On October 20 and 21, 2011, Mr. Plumb and Dr. Patti attended meetings in Alpharetta, Georgia with Mr. Kydonieus, St. John McGrath and Brian Heaphy, each of Parent’s Strategy & Alliances Group, at which INX-189 was discussed as well as the potential for a transaction between the two companies involving this asset.

Later in the day on October 21, 2011, Parent and the Company executed a confidentiality/standstill agreement.

On October 21, 2011, the Special Committee convened a meeting by teleconference to discuss the non-binding indication of interest received from Party B. Representatives of Dechert attended the meeting. At this meeting, Mr. Plumb also described his and Dr. Patti’s recent discussions with Parent that had led to the execution of a confidentiality/standstill agreement. Mr. Plumb also described the Company’s recent discussions with other pharmaceutical companies, including Party D, regarding potential business transactions involving the Company. The Special Committee determined to recommend to the Board that it not pursue the transaction on the terms proposed by Party B at that time.

The Board met telephonically on October 23, 2011 to discuss the non-binding indication of interest received from Party B, and the status of the Company’s discussions with Parent and certain other pharmaceutical companies, including Party D. Representatives of Dechert attended the meeting. The Board accepted the recommendation of the Special Committee and determined not to pursue the transaction on the terms proposed by Party B at that time.

On October 24, 2011, Mr. Plumb contacted certain representatives of Party B and conveyed the Board’s decision.

During the period October 24 through November 1, 2011, Mr. Kydonieus, of Parent, and Mr. Plumb spoke several times to discuss the potential for a transaction between the two companies.

On October 27, 2011, Party B submitted a revised indication of interest to acquire 100% of the Company at a price of $7.50 per Share, which was conditioned on a 45-day exclusive negotiating period.

The Special Committee convened a meeting by teleconference on October 28, 2011, to discuss the revised indication of interest received from Party B. Representatives of Dechert attended the meeting. At this meeting, Mr. Plumb updated the Board on his recent discussions with Parent, and indicated that he believed the Company would receive a proposal for a potential business combination transaction from Parent during the following week. After further discussion, the Special Committee concluded that it was not prepared to proceed with Party B’s proposal, but that it would allow Party B to expand its due diligence investigation, subject to the execution of a satisfactory confidentiality/standstill agreement.

The Board convened a meeting by teleconference on October 30, 2011, to discuss the revised indication of interest received from Party B. Representatives of Dechert attended the meeting. Acting upon the recommendation of the Special Committee, the Board determined that it was not prepared to proceed with Party B’s proposal, but that it would allow Party B to expand its due diligence investigation, subject to the execution of a satisfactory confidentiality/standstill agreement. At this meeting, Mr. Plumb also updated the Board on his recent discussions with Parent.

On October 31, 2011, Mr. Plumb contacted a member of Party B’s senior management in order to convey the Board’s decision with respect to its revised proposal.

On November 3, 2011, the Company received from Parent a preliminary non-binding indication of interest to acquire from the Company its INX-189 development program for an aggregate purchase price of $550 million, subject to, among other things, the satisfactory completion by Parent of a due diligence review of INX-189 of the type which is customary in the context of an asset acquisition transaction and the receipt by each of Parent and the Company of all requisite corporate and regulatory approvals.

On November 4, 2011, the Company announced certain Phase 1b clinical data with respect to its INX-189 development program. On that date, the Company’s stock price increased from its November 3, 2011 closing price of $3.96 to a closing price of $8.54.

On November 4, 2011, the Company and an affiliate of Party B executed a new confidentiality agreement that contained a standstill agreement.

On November 4 and 5, 2011, Gabriele Cerrone, a member of the Board, and Lamberto Andreotti, Parent’s Chief Executive Officer, engaged in certain correspondence via e-mail, regarding the potential attractiveness to Parent of INX-189 and Parent’s ongoing discussions regarding a potential transaction with the Company, including an upcoming meeting between the parties.

Dr. Patti met with representatives of Party E on November 5, 2011, to provide an update with respect to, and to discuss Party E’s interest in, the Company’s INX-189 development program. Dr. Patti also met with representatives of Party C on November 5, 2011 to provide an update with respect to the Company’s HCV program and to discuss Party C’s strategic interest in that program.

On November 6, 2011, Party B was granted access to the Company’s electronic data room, which contained certain business and operational data of the Company.

At a meeting held by teleconference on November 6, 2011, the Special Committee was apprised of the indication of interest received from Parent and the status of Party B’s due diligence. Representatives of Dechert attended the meeting. At this meeting, the Special Committee also discussed the interest of other pharmaceutical companies in continuing discussions with the Company regarding a license or potential business combination transaction, including Party E and Party C, and discussed the Company’s strategic and financing alternatives and the risks and benefits of the Company’s continuing the development of its programs independently.

On November 6, 2011, at the 62nd Annual Meeting of the American Association for the Study of Liver Diseases (AASLD) in San Francisco, California, Mr. Plumb and Dr. Patti met with Messrs. Kydonieus and McGrath, of Parent, to discuss generally the clinical development of INX-189. On November 7, Mr. Plumb and Dr. Patti met with the same representatives plus Dr. Brian Daniels, Senior Vice President, Global Development and Medical Affairs, of Parent, to discuss the information released by the Company on November 4, 2011 regarding data from a clinical study demonstrating that a 200-milligram dose of INX-189 reduced HCV in treatment-naïve patients. Over the course of the next three weeks Mr. Plumb and Dr. Patti spoke by telephone with representatives of Parent several times in connection with Parent’s due diligence review.

A meeting of the Special Committee was convened by teleconference on November 13, 2011, in order to discuss the status of Party B’s due diligence and review the status of discussions with a number of pharmaceutical companies, including Party A, Party C, and Party E. Representatives of Dechert attended the meeting. Based upon interviews held on November 2, 2011 with a number of potential financial advisors that the Special Committee was considering, the Special Committee authorized the Company’s senior management to retain a financial advisor to assist the Company in exploring strategic alternatives for the Company, including a possible sale.

Party E executed a confidentiality/standstill agreement with the Company on November 15, 2011.

Before the market opened on November 21, 2011, Gilead Sciences Inc. announced that it had agreed to acquire Pharmasset Inc., another company developing HCV nucleotide polymerase inhibitors, for approximately $11 billion in an all-cash tender offer. On that date, the Company’s stock price increased from its November 18, 2011 closing price of $8.93 to a closing price of $10.61. That same day, a representative of Party C contacted Dr. Patti to reiterate Party C’s interest in the Company’s INX-189 development program and inquire as to the possibility of commencing due diligence.

The Board met by teleconference on November 22, 2011. Representatives of Dechert attended the meeting. Mr. Plumb advised the Board that, since the Board’s last meeting, the Company had received increased interest from a number of potential strategic partners or acquirors, including Parent, Party B, Party C and Party E with respect to its HCV program. The Board discussed that its focus in the near-term would be to determine the strategic direction of the Company as a result of the changing competitive landscape, including whether it wished for the Company to continue the development of its programs independently, at least in the near-term, or whether it should consider more seriously other strategic options.

On November 29, 2011, the Company publicly announced several clinical and corporate developments, including top-line safety and antiviral data from its ongoing clinical trial designed to evaluate additional doses of INX-189 administered as monotherapy or in combination with ribavirin for seven days. On that date, the Company’s stock price increased from its November 28, 2011 closing price of $11.40 to a closing price of $13.70.

On November 30, 2011, Mr. Plumb, Mr. Henos and Dr. Patti met for dinner with members of senior management of Party B to discuss the progress of Party B’s due diligence. During this dinner meeting, the representatives of Party B made a verbal indication of interest to acquire 100% of the Company at a price of $18.00 per Share, which was confirmed in writing on December 1, 2011 and conditioned on a 15-day exclusivity period.

On the morning of December 1, 2011, the Special Committee convened a meeting by teleconference to discuss the proposal received from Party B and the status of discussions with other interested parties. Representatives of Dechert attended the meeting. The Special Committee determined that the indication of interest received from Party B was of sufficient interest to prompt the Special Committee to accelerate engagement of a financial advisor and recommend to the Board that it commence a process to gauge the interest of other potential acquirors. The Company subsequently engaged Credit Suisse Securities (USA) LLC (“Credit Suisse”) to act as its financial advisor. Credit Suisse was selected based on its qualifications, experience and reputation.

On December 1, 2011, Parent was granted access to the Company’s electronic data room. On that same day, Mr. Plumb, Drs. Henson and Patti and other representatives of the Company met in person at the Company’s facilities with Messrs. Kydonieus, McGrath, Dr. Elliott Sigal, Chief Science Officer, and certain other members of the Parent scientific and technical due diligence team. At this meeting, the Company’s representatives provided a confidential management presentation in order to facilitate the initiation of Parent’s due diligence and participated in various break-out sessions.

On December 2, 2011, Party B sent a draft merger agreement to the Company in furtherance of its $18.00 per Share proposal. Later that day, the Board convened a meeting by teleconference in order for the Special Committee to provide the Board with an update regarding the indication of interest received from Party B, and the status of discussions with Parent and other parties with whom there had been prior discussions. Representatives of Dechert attended the meeting. Acting on the recommendation of the Special Committee, the Board determined that the indication of interest received from Party B was of sufficient interest to prompt the Board to commence a process to gauge the interest of other potential acquirors.

On December 2, 2011, representatives of Party A contacted Mr. Plumb and Dr. Patti to indicate its interest in pursuing an acquisition of the Company if the Board was considering such an alternative in the near-term.

The Special Committee convened a meeting by teleconference on December 4, 2011. Representatives of Credit Suisse and Dechert attended the meeting. The Special Committee considered and discussed, and prepared a list of, a number of pharmaceutical companies that it believed would potentially be interested in acquiring the Company in the near-term given the current stage of its development programs, would be the best strategic fit for the Company and had shown significant interest in a potential transaction with the Company in the recent past. After extensive discussion, the Special Committee directed Credit Suisse to solicit non-binding indications of interest to acquire the Company from Parent, Party A, Party B, Party C, Party D and Party E.

On December 5, 2011, Mr. Plumb contacted senior management of Party B to inform them that the Company was commencing a process to solicit non-binding indications of interest in acquiring the Company, and invited Party B to participate in this process.

On December 5 and 6, 2011, in accordance with the directives of the Special Committee, Credit Suisse contacted Parent, Party A, Party B, Party C, Party D and Party E and indicated that the Company had received an unsolicited proposal from a third party to acquire the Company and that, while no decision had been made to sell the Company, the Company had decided to gauge the interest level of other potential acquirors.

From December 6 to December 9, 2011, bid process letters were distributed to Parent, Party A, Party B, Party C, Party D and Party E with instructions to submit a “best and final” definitive proposal to acquire 100% of the Company’s Shares by January 4, 2012. The bid process letters also indicated that the Company would provide a proposed form of merger agreement and instructed the potential buyers to submit any proposed changes to the merger agreement by January 3, 2012. Confidentiality/standstill agreements were also sent to those parties that had not previously entered into such agreements with the Company.

On December 7, 2011, members of Party B’s senior management telephoned Mr. Plumb to confirm their understanding of the process and express their interest in participating in such a process. They advised Mr. Plumb that Party B had completed a majority of its due diligence and would be also interested in proceeding on an accelerated timeline and on an exclusive basis.

Also on December 7, 2011, Party E was granted access to the Company’s electronic data room.

During the period December 7 through December 22, 2011, representatives of Parent and its advisors spoke on a number of occasions with representatives of the Company and its advisors, regarding the status of the Company’s process.

On December 8, 2011, Party C and the Company executed a confidentiality/standstill agreement and Party C was granted access to the Company’s electronic data room.

On December 9, 2011, representatives of Party E visited the Company’s facilities in order to attend a confidential management presentation made by Mr. Plumb, Drs. Patti and Henson, and certain other members of the Company’s management team, and to initiate its due diligence review.

On December 12, 2011, Mr. Plumb, Dr. Patti and other members of the Company’s management team met with representatives of Party C in Atlanta, Georgia to provide a confidential management presentation.

Also on December 12, 2011, Party E indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company.

Representatives of Party B telephoned Mr. Plumb on December 13, 2011, to further confirm the process and request guidance as to what the Company would consider to be a preemptive offer that could lead the Company to enter into an exclusive negotiating arrangement. Mr. Plumb informed Party B that the Board could give no such guidance, but that Party B was free to submit a proposal to the Board. This message was reiterated by Mr. Plumb to various representatives of Party B on several other occasions over the next week.

On December 13, 2011, the Board attended a regularly scheduled meeting in Atlanta, Georgia. Representatives of Credit Suisse and Dechert attended the meeting in person and by teleconference. At the Board meeting, Credit Suisse discussed with the Board certain financial matters relating to the Company and provided an update to the Board regarding the progress and status of interactions with each of the remaining bidders, including Parent, Party A, Party B, Party C and Party D.

On December 14, 2011, each of Party C and Party D indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company.

On December 16, 2011, Party A indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company.

The Special Committee held a meeting by teleconference on the afternoon of December 16, 2011. Representatives of Dechert and Credit Suisse attended the meeting. Representatives of Dechert reviewed with the Special Committee the draft form of merger agreement that had been prepared for distribution to the potential bidders, and the Special Committee authorized its distribution. Later that evening, the proposed form of merger agreement was added to the Company’s electronic data room.

On December 19, 2011, a member of Party B’s senior management contacted Mr. Plumb and again inquired whether the Board had determined if it would be willing to enter into an exclusive negotiating arrangement with Party B if it were to submit a bid in advance of the January 4, 2012 deadline that the Board determined to be preemptive.

On December 20, 2011, a member of Party B’s senior management contacted Messrs. Plumb and Henos and requested that representatives of Dechert and counsel to Party B discuss what, if any, process might be followed if a preemptive proposal was put forth by Party B. The Special Committee convened a meeting by teleconference on December 20, 2011 in order to discuss Party B’s request. Representatives of Dechert and Credit Suisse attended the meeting. The Special Committee discussed the potential benefit to the Company of accelerating the process if a preemptive proposal were received. In this discussion, it was acknowledged that at the Company’s stage of development there are clinical development risks that could meaningfully impact the future value of the Company. It was agreed that any shortening of the period for the signing of a definitive agreement could minimize these risks. In order to have a side-by-side comparison of proposals, the Special Committee requested that Credit Suisse contact Parent’s financial advisor to advise them that the Company expected to receive a proposal from another party prior to the January 4, 2012 deadline and to inquire whether, in such an instance, Parent would be ready to submit a proposal on an accelerated basis. Over the next 24 hours, in accordance with the Special Committee’s directives, Credit Suisse so informed Parent and its financial advisor.

On December 21, 2011, representatives of Parent, telephoned Mr. Plumb to confirm their interest in a transaction and their intent to submit a proposal to acquire the Company in accordance with the instructions contained in the bid process letter. Also on December 21, 2011, Parent sent a letter to Credit Suisse reiterating the message delivered by telephone.

At the request of the Special Committee, representatives of Dechert contacted counsel to Party B on December 22, 2011 and indicated the conditions on which the Board would be willing to consider a bid received in advance of the previously anticipated deadline and enter into an exclusive negotiating arrangement. Later that day, counsel to Party B advised representatives of Dechert that Party B would not submit an early bid and would continue to participate in the process in accordance with the original schedule. Later that day, senior management of Party B contacted Messrs. Plumb and Henos to reiterate this same message.

On January 3, 2012, Party B submitted a mark-up of the draft merger agreement to Dechert with an offer price to follow the next day. Later that afternoon, Parent submitted a definitive proposal to acquire 100% of the Company in an all-cash tender offer at a price of $20.00 per Share, including a mark-up of the draft merger agreement. A joint meeting of the Special Committee and the Board was held that evening to discuss the terms proposed by each of Parent and Party B. Representatives of Dechert and Credit Suisse attended the meeting. Representatives of Dechert provided a preliminary review for the Special Committee and the Board of the proposed terms of each draft merger agreement and described the differences between them. Representatives of Dechert also explained to the Special Committee and the Board that each of Parent and Party B had requested that certain stockholders of the Company enter into tender and support agreements.

On January 4, 2012, Party B submitted a definitive proposal to acquire 100% of the Company in an all-cash tender offer at a price of $20.00 per Share. That evening, the Special Committee and the Board convened a joint meeting by teleconference to discuss the two proposals. Representatives of Dechert and Credit Suisse attended the meeting. At the meeting, Credit Suisse discussed with the Special Committee and the Board certain financial aspects of the proposals. Representatives of Dechert then reviewed, in detail, the two competing draft merger agreements submitted by the parties. The Special Committee and the Board then concluded that each of Parent and Party B had sufficient resources to consummate its proposed transaction. The Special Committee and the Board then discussed the Company’s strategic alternatives, which included continuing to pursue the possible sale of the Company. At this point, the representatives of Credit Suisse were excused from the meeting. The Special Committee and the Board entered into a discussion as to whether the Special Committee was prepared to recommend, and the Board was prepared to make, a strategic decision to sell the Company, and whether a price of $20.00 per Share was sufficient for the Special Committee to recommend, and the Board to decide, to put the Company up for sale. The Special Committee and the Board engaged in a detailed discussion as to the risks and benefits of continuing the development of the Company’s programs independently as compared to selling the Company at this time. After further discussion, the Special Committee recommended, and the Board determined, that, while $20.00 per Share represented an attractive price, they were not prepared to accept either proposal and instead they determined to establish procedures to allow Parent and Party B to submit revised “best and final” proposals. The representatives of Credit Suisse were then invited to rejoin the meeting and discussed with the Special Committee and the Board potential next steps. After a discussion, the Special Committee and the Board established a process that they believed would achieve the best combination of value and certainty for the Company’s stockholders.

Following the combined meeting of the Special Committee and the Board on January 4, 2012, in accordance with the Special Committee’s and the Board’s directives, Credit Suisse contacted the financial advisors to each of Parent and Party B and informed them that there were two bids at the same price level, and that a party seeking to acquire the Company would need to satisfy the Board as to two principal factors: value and certainty of closing. Credit Suisse also informed each party’s financial advisor that the Company was expecting to receive by 6:00 P.M., Eastern Time, on January 5, 2012, such party’s “best and final” proposal, including revisions with respect to value and certainty of closing. In addition, each party received a list of material issues related to its respective draft merger agreement and was requested to respond to this list as part of any revised proposal.

On January 5, 2012, representatives of Dechert separately discussed the draft merger agreements with counsel to each of Parent and Party B and provided them with specific guidance as to the areas which the Board would consider to be most material in its consideration of any revised proposal. These areas generally focused on increasing the certainty of closing. During the course of the day, greater progress was made in the discussions with Parent’s counsel, as compared to discussions with Party B’s counsel, with regard to improving the terms of the merger agreement. Open issues remaining with both drafts of the merger agreement included a provision related to adverse clinical events (the “covered product provision”), which would reduce transaction certainty. Party B’s draft of the merger agreement contained certain other provisions that the Board determined further reduced the certainty of closing. Later that day, each of Parent and Party B submitted its revised proposal, which was provided in response to the Board’s request for revised “best and final” offers. Parent submitted a revised proposal to acquire 100% of the Company in an all-cash tender offer at a price of $23.50 per Share, conditioned on entry into an exclusive negotiating arrangement until 6:00 P.M., Eastern Time, on January 8, 2012. Party B submitted a revised proposal to acquire 100% of the Company in an all-cash tender offer at a price of $23.00 per Share. Each revised bid included proposed modifications to the terms of the merger agreement in response to the Company’s request to improve the terms of the merger agreement.

A combined meeting of the Special Committee and the Board was held on the evening of January 5, 2012, to discuss the revised proposals received from Parent and Party B. Representatives of Dechert and Credit Suisse attended the meeting. Credit Suisse updated the Special Committee and the Board as to certain business terms and financial aspects relating to the two proposals and with respect to its recent discussions with the financial advisors of each of Parent and Party B concerning the revised proposals. Representatives of Dechert then reviewed, in detail, the two competing draft agreements submitted by the parties, as updated by the discussions which had taken place during the day. The Special Committee and the Board discussed in detail the remaining substantive issues with each draft merger agreement and determined that Parent’s bid was superior on both price and terms (including transaction certainty). The Special Committee recommended, and the Board determined, that, if Parent was willing to revise its covered product provision to increase the certainty of closing the transaction, the Board was prepared to negotiate only with Parent and cease discussions with Party B but was unwilling to enter into a written exclusivity arrangement. Immediately thereafter, representatives of Dechert contacted Parent’s counsel to communicate the Board’s decision that, if the covered product provision was improved, it was prepared to enter into negotiations only with Parent and cease discussions with Party B. In response to questions, representatives of Dechert informed Parent’s counsel that the Company would be unwilling to enter into a written exclusivity arrangement.

Later that evening, Mr. Andreotti sent an e-mail message to Mr. Cerrone indicating that Parent remained serious about acquiring the Company as evidenced by Parent’s offer of $23.50 per share and was prepared to move quickly to finalize the form of merger agreement for signature by the parties. A short while later, Mr. Cerrone and Mr. Andreotti spoke by telephone and Mr. Cerrone indicated that he believed that the Board felt strongly that, in order to accept Parent’s revised proposal, Parent would need to be willing to accept the Company’s proposal regarding the language in the draft merger agreement with respect to the covered product provision.

Subsequently, after conferring with its client, counsel to Parent indicated to representatives of Dechert that Parent was willing to revise its covered product provision but indicated that Parent would require a written exclusive negotiating arrangement until 6:00 P.M., Eastern Time, on January 8, 2012. Shortly thereafter, Mr. Bancroft, of Parent, reiterated this same message to a representative of Credit Suisse, including Parent’s insistence on an exclusivity period. Immediately thereafter, the Board reconvened to discuss Parent’s proposal, including its request for an exclusivity period. The Board determined that Parent’s bid was superior to Party B’s bid, on price and terms, including certainty of closing, and determined that it could agree to enter into an exclusivity agreement with Parent which would remain in effect until 12:00 P.M., Eastern Time, on January 8, 2012.

Representatives of Dechert and Parent’s counsel negotiated the terms of the proposed exclusivity arrangement immediately after conclusion of the combined Special Committee and Board meeting and finalized the language of the covered product provision. The Company and Parent then executed the exclusivity agreement, which would remain in effect until 12:00 P.M., Eastern Time, on January 8, 2012, and which, among other things, prohibited the Company from communicating with any third party and soliciting or encouraging any offers from third parties, except that the Company and its advisors were permitted to notify the other bidder once the exclusivity period had commenced.

On the morning of January 6, 2012, pursuant to the terms of the exclusivity agreement and in accordance with the directives of the Board, Credit Suisse contacted Party B’s financial advisor to convey that the Company was ceasing all discussions, communications and negotiations with Party B, the Company had entered into an exclusivity agreement with an unnamed party and Party B’s access to the electronic data room would be terminated immediately.

Later that morning, Party B submitted to the Company an unsolicited offer for an all-cash tender offer at a price of $26.00 per Share with contractual terms improved in a number of respects as compared to Party B’s previous proposal.

Representatives of Dechert subsequently advised Parent’s counsel at Kirkland & Ellis that the Company had received an unsolicited acquisition proposal from a third party that was in excess of the $23.50 per Share proposed by Parent. Representatives of Dechert further advised Parent’s counsel that while the Company intended to honor its exclusivity agreement with Parent and would continue to negotiate in good faith, it was unlikely that the Board would accept Parent’s proposal at the end of the exclusivity period unless its proposed price was materially higher. In accordance with the Company’s directives, representatives of Credit Suisse also relayed this information to Parent’s financial advisor in a subsequent conversation. Through various communications with Parent’s counsel, Dechert was advised that Parent desired to continue to negotiate and finalize the contractual terms first but had advised its counsel that it would be prepared to materially increase its offer.

Representatives of Dechert and Parent’s counsel continued to negotiate the terms of the draft merger agreement during the evening of January 6, 2012. That evening, Mr. Andreotti of Parent contacted Mr. Cerrone, a member of the Board, to indicate that Parent’s next bid would be its “best and final” proposal. Mr. Bancroft, of Parent, and representatives of Parent’s financial advisor also contacted representatives of Credit Suisse that evening to communicate that Parent was prepared to offer $26.00 per Share, which would be its “best and final” offer. In this conversation, representatives of Credit Suisse requested that Parent further increase its price.

At 6:00 a.m. on the morning of January 7, 2012, Parent submitted a revised proposal letter to the Company that included a price of $26.00 per Share and indicated that the revised proposal would be held open for acceptance only until 2:00 P.M., Eastern Time, that afternoon. The letter indicated that if the Company did not accept Parent’s revised proposal by this deadline, the proposal would be withdrawn and Parent would continue to pursue a transaction with the Company pursuant to the terms set forth in Parent’s proposal of January 5, 2012 (which included a transaction price of $23.50 per Share). Parent also provided a revised draft of the merger agreement that it would be prepared to sign, which reflected all of the terms that the parties had previously negotiated.

Later that morning, representatives of Dechert and Parent’s counsel continued to discuss the terms and conditions of the draft merger agreement and related transaction documents. Representatives of Dechert advised counsel to Parent that the proposal would be viewed more favorably by the Board if its termination fee was reduced. During the course of these final negotiations, Parent agreed to a reduction of the termination fee to 3.0%.

The Special Committee and the Board held a joint meeting by teleconference on January 7, 2012, to discuss in-depth and compare the potential benefits and drawbacks of the proposed transactions with each of Parent and Party B to the Company’s stockholders. Representatives of Dechert reviewed with the Special Committee and the Board the resolution of the material issues in the draft merger agreement received from Parent that had been noted as unresolved as of the last combined meeting of the Special Committee and the Board. Representatives of Dechert reviewed in detail the revised terms of the draft transaction documents received from Parent. The Special Committee and the Board then discussed the differences between Parent’s and Party B’s proposals, including that Parent had reduced its proposed termination fee to 3.0% with payment terms more favorable to the Company, while Party B proposed a 3.25% termination fee with less favorable payment terms. The Special Committee and the Board also discussed the increased certainty of Parent’s proposal, as Parent was ready and willing to execute definitive transaction documents that afternoon. In contrast, if the Company were to recommence negotiations with Party B on January 8, 2012, after the exclusivity agreement with Parent expired, it would expect that substantial additional negotiations would be required and there could be no assurance that the contract with Party B could be materially improved through such negotiations. The Special Committee and the Board also discussed the risk that, if they allowed the exclusivity period with Parent to expire, and thereafter recommenced negotiations with Party B, either or both of Party B or Parent could determine to exit the process or harden their negotiating stance. The Special Committee and the Board also discussed that Party B had been provided ample opportunity to provide its “best and final” offer. The Special Committee and the Board also took into account the non-solicitation terms in Parent’s draft merger agreement, which would allow the Board to terminate the merger agreement in certain circumstances to accept a superior proposal. At this time, the representatives of Credit Suisse were excused from the meeting so that the Special Committee and the Board could meet in executive session. At approximately 1:45 P.M., Eastern Time, the meeting was adjourned so that representatives of Dechert could request that Parent extend its original deadline until 3:00 P.M., Eastern Time, to allow the Special Committee and the Board to complete their discussion. After several communications between the Company’s and Parent’s advisors, Parent confirmed that it would hold its offer open until 3:00 P.M., Eastern Time. Shortly thereafter, the Special Committee and the Board reconvened their meeting. After further discussion, the Special Committee recommended, and the Board concluded, that the proposal received from Parent was superior to the proposal received from Party B.

The representatives of Credit Suisse were then invited to rejoin the meeting. Credit Suisse discussed with the Board its financial analysis of the $26.00 per Share consideration and rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated January 7, 2012, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $26.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

Following consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, the members of the Board attending the special meeting unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) authorized and approved the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares thereunder and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

On the afternoon of January 7, 2012, the Company, Parent and Purchaser executed the Merger Agreement, and, thereafter, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $26.00 per Share in cash. The press release is filed as Exhibit (a)(7) to this Schedule 14D-9, and is incorporated herein by reference.

On January 13, 2012, Parent and Purchaser commenced the Offer, and the Company filed this Schedule 14D-9 on January 17, 2012.

Reasons for Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management, as well as the Company’s legal and financial advisors. In reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares into the Offer and, if required by applicable law, adopt and approve the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents an approximately 163% premium to the trading price at which the Shares closed on January 6, 2012, the last trading day before the announcement of the Offer;

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the fact that the Offer Price represents premiums of approximately 160%, 123% and 192% over the average trading prices for the Shares for the one-week, one-month and three-month periods ending immediately before the date of announcement of the Offer, respectively;

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the fact that the Offer Price represents a 58% premium to the highest trading price, and a 1,109% premium to the lowest trading price, in the last twelve months prior to the date of announcement of the Offer;

•	the fact that the per-Share trading price of the Shares has never exceeded the level of the Offer Price; and

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the Board’s belief that, based on the history of the Company’s negotiations with Parent, it had obtained Parent’s and Purchaser’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

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Business and Financial Condition of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company, the execution risks associated with the commercialization of the Company’s product portfolio, the net losses that the Company has incurred since its inception and the Company’s expectation that it will continue to incur significant continued net losses for the next several years. The Board considered the likelihood of the Company needing to raise additional equity capital, which could be at prices substantially below the Offer Price and therefore dilutive to holders of Shares. The Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future, if ever, and the substantial risk and uncertainty associated with the Company and its business as a clinical-stage pharmaceutical company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

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Strategic Alternatives. The Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company.

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Opinion of the Company’s Financial Advisor. The Board considered the financial presentation and opinion, dated January 7, 2012, of Credit Suisse to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $26.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “Item 4. — The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.”

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Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and Merger were the result of arm’s length negotiations conducted by the Company, with the knowledge and at the direction of Special Committee and the Board, and with the assistance of legal and financial advisors. The Company actively sought proposals from a number of other potential buyers (as more fully described above in “—Background to the Offer”).

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Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s significant business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

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Tender Offer Structure. The Board considered the fact that the Offer, followed by the second-step Merger for the same cash consideration, would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of Parent, and Parent’s general ability to complete acquisition transactions;

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the fact that the conditions to the Offer and Merger are specific and limited in scope, including that the condition with respect to the representation regarding a Covered Product Event (as defined in the Merger Agreement) affecting the Company’s key product, INX-189, was limited in scope and therefore presented a tolerable level of risk;

•	that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

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Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in “Section 11 — The Merger Agreement” in the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

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Minimum Condition. Consummation of the Offer is conditioned on there being validly tendered into the Offer, and not validly withdrawn prior to the then scheduled expiration of the Offer, a number of Shares that, together with the Shares owned by Parent and Purchaser (if any), represents at least a majority of the issued and outstanding Shares, plus all Shares which the Company may be required to issue on such date to holders of Company Stock Options or Company Warrants (such condition, the “Minimum Condition”), which Minimum Condition, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares.

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Ability to Respond to Certain Unsolicited Takeover Proposals. At any time before the Acceptance Time, if (i) the Company receives an unsolicited bona fide written Takeover Proposal (as defined in “Section 11 — The Merger Agreement — Adverse Recommendation Change” in the Offer to Purchase) that the Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), and after the Board having determined in good faith, after consultation with outside legal counsel, that failure to take the following actions would be inconsistent with the Board’s fiduciary duties under applicable laws, the Company may provide confidential information pursuant to a customary standstill and confidentiality agreement (on terms no less favorable to the Company than those contained in the existing confidentiality agreement with Parent) and/or engage in discussions or negotiations with the person or entity making such Takeover Proposal.

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Intervening Event Adverse Recommendation Change. In the absence of a Takeover Proposal and in response to an Intervening Event (as defined in “Section 11 — the Merger Agreement Adverse Recommendation Change” in the Offer to Purchase), the Board may, if the Board determines in good faith, after consultation with its outside counsel, that it is required to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable law, make an Intervening Event Adverse Recommendation Change (as defined in “Section 11 — the Merger Agreement Adverse Recommendation Change” in the Offer to Purchase), subject to a three-business day notice period during which the Company is required to negotiate with Parent in order to amend the Merger Agreement so that the Intervening Event would cease to necessitate an Intervening Event Adverse Recommendation Change. If Parent terminates the Merger Agreement as a result of such an Intervening Event Adverse Recommendation Change, the Company will have an obligation to pay to Parent a termination fee of $75,879,404.

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Ability to Accept a Superior Proposal. At any time before the Closing of the Offer, in response to an unsolicited bona fide written Takeover Proposal from any person that is not withdrawn and that the Board concludes in good faith, after consultation with an independent financial advisor and outside legal counsel, constitutes a Superior Proposal (as defined in “Section 11 — the Merger Agreement Adverse Recommendation Change” in the Offer to Purchase), the Board may cause the Company to enter into a definitive agreement with respect to a Superior Proposal and terminate the Merger Agreement to accept such Superior Proposal, subject to a three-business day notice period during which the Company is required to negotiate with Parent in order to amend the Merger Agreement so that the Takeover Proposal would cease to constitute a Superior Proposal (or, in the event of a material modification of a Superior Proposal with respect to which prior written notice to Parent has been provided, the period will be two business days). If the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, the Company will have an obligation to pay to Parent a termination fee of $75,879,404. The Company would be required to pay such amount as follows: concurrently with such termination the Company will (A) pay to Parent all reasonable and documented out-of-pocket expenses of Parent and Purchaser in connection with the Merger Agreement, not to exceed $10 million (the “Expense Reimbursement”) and (B) issue a promissory note to Parent for the amount of such fee minus any Expense Reimbursement paid, which will mature on the earlier of the date the Superior Proposal accepted by the Company is consummated or the six-month anniversary of the date of the termination of the Merger Agreement by the Company.

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Extension of the Offer.    Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to a number of conditions (the “Offer Conditions”). However, Purchaser is required to extend the Offer beyond the initial Expiration Time (unless the Merger Agreement has been terminated in accordance with its terms) (i) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq or (ii) at the Company’s request, for one or more successive periods of up to ten business days ending no later than the Outside Date if any Offer Conditions have not been satisfied or waived.

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Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Shares who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption and approval of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Offer Price, which appraisal rights avoid delays in the transaction so that other holders of Shares will be able to receive the Offer Price for their Shares in the Offer and Merger.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

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No Participation in the Company’s Future. The Board considered that if the Offer and Merger are consummated, holders of Shares will receive the Offer Price and/or the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or the combined company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates.

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Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting competing Takeover Proposals from third parties. However, based upon the process to identify certain strategic alternatives described above in “— Background of the Offer” and the Board’s determination as to the likely universe of other potential acquirors for a company at this stage of clinical development, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

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Termination Fees. The Board considered the fact that the Company must pay Parent a termination fee of $ 75,879,404, if, (i) after the date of the Merger Agreement, a Takeover Proposal has been publicly made to the Company or made directly to the stockholders of the Company generally, (ii) the Merger Agreement is thereafter terminated by either Parent or the Company in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder and (iii) within twelve months after such termination, the Company enters into a definitive agreement and consummates the transaction contemplated by such Takeover Proposal. The Board also considered the fact that the Company would be obligated to pay to Parent a termination fee in the circumstances described above in “Intervening Event Adverse Recommendation Change” and “Ability to Accept a Superior Proposal.” The Board determined that these termination fee provisions were reasonable and that they would be unlikely to deter a third party from making a Superior Proposal. In addition, the Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

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Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to, and to cause its Subsidiaries to carry on its business in the ordinary course consistent with past practice and use its reasonable best efforts to preserve substantially intact its current business organization, to keep available the services of its current offices and employees and to preserve its relationships with customers suppliers, landlords and others having significant business dealings with it, as more fully described in “Section 11 — The Merger Agreement — Conduct of Business of the Company” in the Offer to Purchase.

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Risks the Offer and Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares.

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Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender.

As of January 11, 2012, the directors and executive officers of the Company beneficially owned 17,357,331 Shares (not including any Shares deliverable upon exercise or conversion of any Company Stock Options), representing approximately 19% of the outstanding Shares. The directors and executive officers of the Company have informed the Company that they intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement.

Opinion of the Company’s Financial Advisor.

The Company retained Credit Suisse to act as its financial advisor in connection with a potential sale of the Company. On January 7, 2012, at a meeting of the Board held to evaluate the Offer and the Merger, Credit Suisse rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated January 7, 2012, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $26.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Credit Suisse’s written opinion, dated January 7, 2012, to the Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex B and is incorporated into this document by reference in its entirety. The description of Credit Suisse’s opinion set forth in this document is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the Board (in its capacity as such) for its information in connection with its evaluation of the $26.00 per Share consideration from a financial point of view and did not address any other aspect of the Offer and the Merger, including the relative merits of the Offer and the Merger as compared to alternative transactions or strategies that might be available to the Company or the underlying business decision of the Company to proceed with the Offer and the Merger. The opinion does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender its Shares in the Offer or how such stockholder should otherwise act on any matter relating to the Offer and the Merger.

In arriving at its opinion, Credit Suisse reviewed an execution version, provided to Credit Suisse on January 7, 2012, of the Merger Agreement and certain publicly available business and financial information relating to the Company. Credit Suisse also reviewed certain other information relating to the Company, including financial forecasts for the Company under a base case (the “Management Case”) and two alternative business scenarios (the “Management Alternative Cases”), provided to or discussed with Credit Suisse by the Company, and met with the Company’s management to discuss the Company’s business and prospects. Credit

Suisse also reviewed certain financial and stock market data of the Company and other selected publicly-held specialty pharmaceutical companies and reviewed, to the extent publicly available, the financial terms of certain business combinations and other transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. At the direction of the Company’s management and based on the assessments of such management as to the relative likelihood of achieving the future financial results for the Company reflected in the Management Case and the Management Alternative Cases, Credit Suisse relied on the Management Case for purposes of its opinion. The Company’s management advised Credit Suisse, and Credit Suisse assumed, that the Management Case was reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. In addition, Credit Suisse relied upon, with the Company’s consent and without independent verification, the assessments of the Company’s management as to the Company’s existing and future products and product candidates and the validity of, risks associated with, and probability of successful commercialization of, such products and product candidates (including, without limitation, the timing of development, testing, governmental approvals and marketing thereof, the validity and life of patents with respect thereto and the potential impact of competition thereon). Credit Suisse assumed, with the Company’s consent, that there would be no developments with respect to any such matters that would be material to Credit Suisse’s analyses or opinion.

Credit Suisse assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Offer and the Merger and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement. Representatives of the Company advised Credit Suisse, and Credit Suisse also assumed, that the terms of the Merger Agreement, when executed, would conform in all material respects to the terms reflected in the execution version reviewed by Credit Suisse. In addition, Credit Suisse was not requested to, and it did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Credit Suisse furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the $26.00 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) and did not address any other aspect or implication of the Offer or the Merger or any voting, support or other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise, including, without limitation, the form or structure of the Offer and the Merger or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the per Share consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee. Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date.

In preparing its opinion to the Board, Credit Suisse considered various financial and comparative analyses and factors, including those described below. The summary of Credit Suisse’s analysis and other factors described below is not a complete description of the considerations underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Credit Suisse arrived at its ultimate opinion based on the results of the analysis undertaken and factors considered by Credit Suisse and assessed as a whole. Accordingly, Credit Suisse believes that such analysis and factors must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering the narrative description of the analysis, could create a misleading or incomplete view of the processes underlying its opinion.

In its analysis, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business reviewed by Credit Suisse is identical to the Company or the Offer and the Merger, and an evaluation of financial data is not entirely mathematical. Rather, the evaluation involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions reviewed. The estimates contained in Credit Suisse’s analysis and the range of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analysis. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analysis are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger, which per Share consideration was determined through negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Board. Credit Suisse’s opinion and financial analysis were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company’s Board or management with respect to the Offer and the Merger or the per Share consideration.

The following is a summary of the material financial analysis reviewed with the Board in connection with Credit Suisse’s opinion, dated January 7, 2012. The summary below includes information presented in tabular format. In order to fully understand Credit Suisse’s financial analysis, the table must be read together with the text of the summary. The table alone does not constitute a complete description of the financial analysis. Considering the data in the table below without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of Credit Suisse’s financial analysis.

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of the Company utilizing the Management Case to calculate the estimated present value of (a) the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the fiscal years ending December 31, 2012 through 2031 and (b) the net operating loss carryforwards expected by the Company’s management to be used by the Company to reduce future federal income taxes payable by the Company. The present value (as of December 31, 2011) of the cash flows and net operating loss carryforwards was then calculated using discount rates ranging from 9% to 11%. This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the $26.00 per Share consideration:

Implied Per Share Equity Reference Range	Per Share Consideration
$13.55 - $18.45	$26.00

Other Information. Credit Suisse also noted for the Board certain additional factors for informational purposes, including, among other things, the following:

•

implied premiums paid in selected transactions involving publicly traded biotechnology companies with HCV-related product candidates or product candidates in phase 2 proof of concept or phase 3 studies over the closing price of the target company’s stock as reported one day before announcement of the relevant transaction which, after applying a selected range of premiums of 45% to 90% derived from the selected transactions to the Company’s closing stock price of $9.87 per share on January 6, 2012, indicated an implied equity reference range for the Company of approximately $14.30 to $18.75 per share;

•

one-year forward stock price targets for the Company’s common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $13.00 to $25.00 per share;

•

historical trading prices of the Company’s common stock during the 52-week period ended January 6, 2012, which reflected low and high stock prices for the Company during such period of approximately $2.15 to $16.50 per share;

•

illustrative present values of the unlevered, after-tax free cash flows and net operating loss carryforwards of the Company based on the Management Alternative Case 1 and the Management Alternative Case 2, which indicated implied equity reference ranges for the Company of approximately $7.10 to $8.95 per share and $20.40 to $24.80 per share, respectively; and

•

certain financial and stock market data of five selected publicly traded specialty pharmaceutical companies, Achillion Pharmaceuticals, Inc., Anadys Pharmaceuticals Inc., Idenix Pharmaceuticals, Inc., Pharmasset Inc. and Vertex Pharmaceuticals, Inc., and certain financial terms of 39 selected transactions involving biotechnology companies with HCV-related product candidates or product candidates in phase 2 proof of concept or phase 3 studies, noting that the Company and such selected companies and target companies involved in the selected transactions generally did not have meaningful historical or near-term financial results for comparative purposes.

Miscellaneous

The Company selected Credit Suisse to act as its financial advisor in connection with the Offer and the Merger based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Parent and its affiliates unrelated to the Offer and the Merger, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, including, during the two-year period prior to the date of Credit Suisse’s opinion, acting as a lender and in other capacities under certain credit facilities of Parent and certain of its affiliates. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, certain of their respective affiliates and any other company that may be involved in the Offer and the Merger, as well as provide investment banking and other financial services to such companies.

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Credit Suisse in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

The Company has agreed to pay Credit Suisse for its financial advisory services to the Company in connection with the Offer and the Merger an aggregate fee of approximately $21.5 million, a portion of which was payable upon delivery of Credit Suisse’s opinion and $20.5 million of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the Top-Up Option pursuant to the Merger Agreement and the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Weighted Average Price/ Share
Russell M. Medford	November 14, 2011	Sales effected pursuant to an existing Rule 10b5-1 trading plan	1,250	$9.25
Inhibitex, Inc.	November 21, 2011	Shares sold pursuant to the Prospectus Supplement (to the Prospectus dated May 6, 2010) dated November 23, 2010 relating to the Company’s registration statement on Form S-3 (registration no. 333-165786)	656,717	10.68
Inhibitex, Inc.	November 22, 2011	Shares sold pursuant to the Prospectus Supplement (to the Prospectus dated May 6, 2010) dated November 23, 2010 relating to the Company’s registration statement on Form S-3 (registration no. 333-165786)	274,000	10.84
Russell M. Medford	December 12, 2011	Sales effected pursuant to an existing Rule 10b5-1 trading plan	1,250	$14.50
Christopher McGuigan	December 13, 2011	Sales effected pursuant to an existing Rule 10b5-1 trading plan	50,000	$14.43
Michael A. Henos	January 11, 2012	Exercise of Company Stock Options that were due to expire February 1, 2012	18,000	$8.79

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction (or waiver) of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) will have expired or been terminated (the “Regulatory Condition”). In order to satisfy the Regulatory Condition the parties must make a filing with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”).

Antitrust.

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 16 — Certain Legal Matters; Regulatory Approvals — United States Antitrust Compliance” in the Offer to Purchase.

The parties anticipate filing Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division no later than January 23, 2012. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing, unless earlier terminated by the FTC and the Antitrust Division or unless Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

The Company believes that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a premerger notification form pursuant to the HSR Act.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not properly tendered into the Offer and have not voted in favor of adoption of the Merger Agreement, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

The obligations of the Company to notify holders of Shares of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the special meeting of Company stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the effective time of the Merger, the surviving corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form merger procedure without any meeting of holders of Shares, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each Company stockholder of record on the effective date of the Merger. The notice will inform holders of Shares of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO HOLDERS OF SHARES IF THE MERGER IS COMPLETED. HOLDERS OF SHARES WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH HOLDERS OF SHARES HAVE TO TAKE ANY ACTION RELATING THERETO.

HOLDERS OF SHARES WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex C hereto and hereby incorporated herein by reference.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. Assuming the accuracy of Parent’s and Purchaser’s representation in the Merger Agreement as to ownership of Shares (which includes a representation that they and their affiliates or associates are not, and have not been within the three years preceding the date of the Merger Agreement, an “interested stockholder”), the approval of the Merger Agreement and the Offer and the Merger by the Board constitutes approval of the Merger Agreement, the Offer and the Merger for purposes of Section 203, and the Board has approved each of Parent and Purchaser (and any designee of Parent pursuant to the terms of the Merger Agreement) becoming an “interested stockholder” for purposes of Section 203 pursuant to the Offer and the Merger.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If Purchaser holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), and including the exercise of the Top-Up Option, Purchaser will merge with and into the Company under the “short-form” merger provisions of the DGCL, without any action by any other stockholder of the Company. If Purchaser holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Delaware law, of the holders of a majority of the issued and outstanding Shares to adopt the Merger Agreement will be required under the DGCL to effect the Merger.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of newly-issued Shares (the “Top-Up Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of such exercise, will constitute one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option), and (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s Charter but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable, in whole or in part, at any time at or after the Offer Closing, but the Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized but unissued and unreserved Shares or if any judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The amount payable for the Top-Up Shares will consist of (i) an amount equal to the par value of the Top-Up Shares, to be paid in cash, and (ii) an amount equal to the balance of the Top-Up Consideration, which may be paid in the sole discretion of Parent and Purchaser in cash or by issuance of a promissory note. The parties to the Merger Agreement have agreed that any dilutive impact on the value of the Shares as a result of the existence or exercise of the Top-Up Option or the issuance of the Top-Up Shares, and any effect of the promissory note, will not be taken into account in any determination of the fair value of any Shares for purposes of any demand for appraisal rights pursuant to Section 262 of the DGCL.

If, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent, Purchaser and Parent’s other subsidiaries collectively represents at least 90% of the outstanding Shares, which is the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL without convening a stockholders’ meeting, Purchaser and the Company will take such necessary and appropriate actions in order to, cause the “short-form” Merger to be completed as promptly as reasonably practicable.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

Certain Litigation.

On January 11, 2012, a purported stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al., Case No. 7169. The complaint names as defendants, the Company, each member of the Board (the “Individual Defendants”), Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that each of the Company, Parent and Purchaser aided and abetted the purported breaches of such fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants breached their fiduciary duties by, initiating a sales process that undervalued the Company, vesting themselves with benefits not shared equally by public shareholders, capping the price of the Company at a level that does not adequately reflect the Company’s true value and failing to sufficiently inform themselves of the value of the Company. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated) and the payment of plaintiffs’ attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiffs’ allegations lack merit and will contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (e)(13).

On January 12, 2012, a purported stockholder class action complaint was filed in the Superior Court of Fulton County in the State of Georgia, captioned Jeremy Alber v. Inhibitex, Inc., et al., Civil Action No. 2012CV210222. The complaint names as defendants, the Company and the Individual Defendants. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that the Company aided and abetted the purported breaches of such fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants breached their fiduciary duties by, initiating a sales process that undervalued the Company, vesting themselves and Parent with benefits not shared equally by public shareholders, capping the price of the Company at a level that does not adequately reflect the Company’s true value and failing to sufficiently inform themselves of the value of the Company. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), implementation of a constructive trust, in favor of plaintiffs, upon any benefits improperly received by the defendants and the payment of plaintiffs’ attorneys’ fees and costs. The Company believes the plaintiffs’ allegations lack merit and will contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (e)(14).

Section 14(f) Information Statement.

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly upon the payment by Purchaser for the Shares tendered into the Offer.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such terms are used to describe the transaction-related compensation payable to the Company’s named executive officers.

Pursuant to the terms of each named executive officer’s stock option agreement, all unvested Company Stock Options held by such named executive officer will become fully vested upon the Acceptance Time. In addition, the terms of the Merger Agreement provide that immediately prior to the Effective Time, all outstanding Company Stock Options will be converted into a cash payment as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Merger Agreement on Equity Awards.”

Each of the Company’s named executive officers is also entitled to certain “double-trigger” severance payments and benefits pursuant to the Employment Agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements.” These severance payments and benefits are payable in the event of a termination of employment by the Company without “cause” or by the named executive officer with “good reason,” in either case, within one year following a “change in control” or in contemplation of a “change in control” that is reasonably likely to occur. Provision of these severance payments and benefits is conditioned upon the execution of a release of claims in favor of the Company.

None of the Company’s named executive officers are entitled to a Code Section 4999 excise tax gross-up. However, the change in control payments payable to the Company’s named executive officers will be reduced to the minimum extent necessary to avoid the imposition of such Code Section 4999 excise tax if such reduction results in the named executive officer retaining, on an after-tax basis, a greater portion of his change in control benefits than if no such reduction had occurred. Based on the amount of each named executive officer’s potential change in control benefits, no such reductions are expected to occur and instead, the change in control payments received by each named executive officer are expected to be subject to the Code Section 4999 excise tax.

The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation, assume the following:

•	the Acceptance Time and the Effective Time each occur on January 11, 2012;

•	each named executive officer’s employment is terminated by the Company without “cause” immediately following the Effective Time; and

•	the Merger Consideration is $26.00 per Share.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described above and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Total ($) (3)
Russell H. Plumb	1,449,059	10,649,631	12,093,690
Geoffrey Henson	627,047	3,329,563	3,956,610
Joseph M. Patti	699,174	7,390,859	8,090,033

(1)

With respect to Mr. Plumb, the amounts reported in this column represent (x) two times Mr. Plumb’s base salary ($850,000), (y) two times Mr. Plumb’s 2011 annual bonus ($552,500) and (z) the present value of 24 months of continued health, life and disability insurance benefits ($46,559). With respect to Dr. Henson, the amounts reported in this column represent (x) one and one-half times Dr. Henson’s base salary ($435,000), (y) one and one-half times Dr. Henson’s 2011 annual bonus ($169,650) and (z) the present value of 18 months of continued health, life and disability insurance benefits ($22,397). With respect to Dr. Patti, the amounts reported in this column represent (x) one and one-half times Dr. Patti’s base salary ($457,500), (y) one and one-half times Dr. Patti’s 2011 annual bonus ($208,162) and (z) the present value of 18 months of continued health, life and disability insurance benefits ($33,512). These severance amounts will be paid in a lump sum. All amounts reported in this column are attributable to a double trigger arrangement and are payable only in the event that the executive’s employment is terminated without “cause” or for “good reason,” in either case, within one year following a “change in control” or in contemplation of a “change in control” that is reasonably likely to occur, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements.”

(2)	Amounts reported in this column with respect to each individual represent payments in cancellation of unvested Company Stock Options that will become vested in connection with the Offer and Merger. Pursuant to the terms of each named executive officer’s stock option agreements, all unvested Company Stock Options will become fully vested upon the Acceptance Time, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Merger Agreement on Equity Awards.”

(3)	With respect to Mr. Plumb, $1,449,059 of the amounts reported in this column are attributable to double trigger arrangements (as described in footnote 1) and $10,649,631 are attributable to single trigger arrangements (as described in footnote 2). With respect to Dr. Henson, $627,047 of the amounts reported in this column are attributable to double trigger arrangements (as described in footnote 1) and $3,329,563 are attributable to single trigger arrangements (as described in footnote 2 ). With respect to Dr. Patti, $699,174 of the amounts reported in this column are attributable to double trigger arrangements (as described in footnote 1) and $7,390,859 are attributable to single trigger arrangements (as described in footnote 2).

Certain Management Financial Projections.

The Company, which does not yet have any marketed products and has not previously earned any profits, does not as a matter of course publicly disclose forecasts or internal projections as to future performance or results of operations. However, in connection with the evaluation of the Offer and the Merger, the Company’s management prepared long-range non-GAAP financial projections for fiscal years 2012 through 2031, which is the period ending two years beyond the expected patent life and market exclusivity of the Company’s product candidate INX-189. These financial projections were prepared assuming the Company remained a stand-alone entity and that INX-189 was the only compound the Company commercialized to treat chronic HCV. The Company’s management made certain assumptions as to the probability of successful commercialization of the Company’s product candidates and the financial projections were adjusted based on such probabilities. The financial projections were prepared by the Company’s management under a base case using two different probabilities of commercial success (the “Management Case”) and under two alternative cases: a Management Alternative Case 1, which generally reflected the potential for lower financial results, and a Management Alternative Case 2, which generally reflected the potential for higher financial results. The financial projections were intended to reflect the potential outcomes of different HCV or other therapy scenarios in light of the rapidly-evolving nature of the potential treatments for chronic HCV and the Company’s underlying development strategy for the Company’s product candidates. These projections were developed for use by the Company’s board of directors in connection with the evaluation of the Offer and the Merger in comparison to the Company’s strategic alternatives and also were provided to the Company’s financial advisor. The financial projections were not provided to Parent or any other potential acquiror.

The information set forth below is included solely to give the Company’s stockholders access to such financial projections and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to tender its Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants (“AICPA”) for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect numerous estimates and assumptions made by the Company’s senior management, including with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the financial projections reflect actual future trends with respect to HCV or other therapies or necessarily predict the actual future market for the Company’s product candidates. There can be no assurance that the administration of any of the Company’s clinical-stage product candidates will be efficacious in the treatment of HCV or other therapeutic categories, and it is possible that other therapeutic agents will emerge as more preferable treatment methods.

The Company’s management based the financial projections on certain proprietary assumptions about the timing of product launch, pricing, market growth, market share, competition, commercialization of product candidates and other relevant factors with respect to its four clinical-stage product candidates, INX-189, FV-100, Staph vaccine and Aurexis. Each of the Management Base Case, Management Alternative Case 1 and Management Alternative Case 2 reflect various assumptions of the Company’s management, including: (a) with respect to INX-189, (i) a 2016 product launch in the United States, the European Union and Japan, (ii) an average per year gross selling price of $40,000 in the United States at launch (with an annual 2% pricing increase thereafter) and $26,800 in the European Union and Japan (with an annual 2% pricing decrease thereafter), (iii) peak market penetration four years subsequent to product launch, (iv) patent expiration in 2029, (v) the rate of chronic infection among HCV patients remaining at 80% through 2030; (vi) approximately 13% of HCV patients being diagnosed in the United States, the European Union and Japan in 2016, with that rate increasing gradually to 20% in 2020, and (vii) nucleotide polymerase inhibitors, as a class, achieving peak penetration of 90% in 2020, (with an annual 4% decrease in total market share thereafter); (b) with respect to FV-100, (i) patent expiration in 2027 and (ii) a 41% probability of successful commercialization; and (c) with respect to the Staph vaccine and Aurexis, which together are expected to account for less than 3% of the Company’s total revenue, a 30% and 35% respective probability of successful commercialization. In addition, the three cases reflect alternative assumptions of the Company’s management as to INX-189, including (1) under the Management Case, worldwide peak share of 25% of the nucleotide class in genotype 1 patients and 20% in genotype 2/3 patients with a 33% to 37% range of probability of successful commercialization; (2) under the Management Alternative Case 1, worldwide peak share of 15% of the nucleotide class in genotype 1 patients and 10% in genotype 2/3 patients with a 33% probability of successful commercialization; and (3) under the Management Alternative Case 2, worldwide peak share of 33% of the nucleotide class in genotype 1 patients and 25% for genotype 2/3 with a 37% probability of successful commercialization. The Company’s management also prepared estimates of the Company’s federal net operating loss carryforwards (“NOLs”) for the fiscal year ended December 31, 2011 that are forecasted to be utilized by the Company to offset future taxable income, which estimates were extended based upon the probability-adjusted financial projections. The Company’s NOLs are subject to certain limitations on annual utilization, which could significantly reduce the amount of the NOLs available in the future, and utilization of the NOLs is dependent upon the timing and extent of the Company’s future profitability. The annual limitations combined with the expiration dates of the NOLs may prevent the utilization of all of the NOLs if the Company does not attain sufficient profitability by the applicable expiration dates.

The financial projections reflect subjective judgment in most respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that the Company or its representatives then considered, or now considers, such financial projections to be material information of the Company or necessarily predictive of actual future events, and this information should not be relied upon as such. The Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of the Company, Parent, Purchaser or any of their affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of such projections becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections were prepared based on the Company’s continued operation as a stand-alone company. They do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger or the effect of any failure of the Offer or the Merger to be consummated. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The following table includes both the unadjusted and probability-adjusted projections of estimated gross revenue and probability-adjusted unlevered free cash flow (calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less capital expenditures and less increases or plus decreases in working capital) for fiscal years 2012 through 2031 and estimated probability-adjusted ending balances for the Company’s NOLs for fiscal years 2012 through 2018 under the Management Case (separately reflected below based both on a 33% and 37% probability of successful commercialization for INX-189), the Management Alternative Case 1 and the Management Alternative Case 2:

Management Financial Projections—($ in millions)

	Year Ending December 31,
	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Management Case
Gross Revenue Unadjusted	2	2	1	22	824	1,506	1,992	2,697	2,951	2,934	2,802	2,698	2,535	2,434	2,395	1,818	1,805	1,395	473	233

Adjusted (33%)
Gross Revenue	2	2	1	22	273	516	664	906	996	1,000	958	926	873	842	831	644	642	477	165	82
Unlevered Free Cash Flow	(76)	(100)	(124)	(94)	32	157	246	370	428	438	428	410	377	358	347	303	282	258	106	37
NOLs	311	411	535	629	535	258	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted (37%)
Gross Revenue	2	2	1	22	306	575	739	1,002	1,101	1,099	1,050	1,011	953	916	903	694	690	523	179	88
Unlevered Free Cash Flow	(76)	(100)	(124)	(94)	37	176	275	409	474	482	469	447	410	388	375	326	302	282	115	39
NOLs	311	411	535	629	522	211	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Management Alternative Case 1
Gross Revenue Unadjusted	2	2	1	22	418	1,002	1,299	1,695	1,864	1,908	1,846	1,766	1,659	1,609	1,597	1,401	1,405	1,011	359	178

Adjusted (33%)
Gross Revenue	2	2	1	22	139	349	435	575	637	661	642	618	584	569	567	506	510	350	127	63
Unlevered Free Cash Flow	(76)	(100)	(124)	(94)	(31)	72	131	204	240	255	258	246	221	211	206	216	211	190	76	25
NOLs	311	411	535	629	645	504	286	—	—	—	—	—	—	—	—	—	—	—	—	—

Management Alternative Case 2
Gross Revenue Unadjusted	2	2	1	22	1,230	1,994	2,613	3,441	3,760	3,698	3,515	3,181	2,987	2,857	2,801	2,160	2,134	1,712	650	318

Adjusted (37%)
Gross Revenue	2	2	1	22	456	756	969	1,277	1,401	1,381	1,313	1,190	1,120	1,073	1,053	820	812	641	244	120
Unlevered Free Cash Flow	(76)	(100)	(124)	(94)	101	269	392	551	631	634	611	551	501	472	456	396	367	345	155	59
NOLs	311	411	535	629	399	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

No assurances can be given that any of the foregoing revenue and cash flow projections will accurately reflect future conditions. In addition, the foregoing revenue and cash flow projections reflect numerous assumptions and estimates as to future events made at the time when they were prepared. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of the reported results of operations, financial condition and capital resources during the Company’s most recent fiscal year.

Additional Cautionary Statements About the Revenue and Cash Flow Projections

Modeling and forecasting the future revenue and cash flows to be derived from clinical stage product candidates is a highly speculative endeavor. In addition to the various limitations described above under “—Certain Management Financial Projections” there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the foregoing revenue and cash flow projections cover multiple years, such projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates. Holders of Shares are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See also “Cautionary Statement Regarding Forward-Looking Information” below. None of the foregoing revenue and cash flow projections was prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Readers of this Schedule 14D-9 are cautioned not to rely on any of the foregoing revenue and cash flow projections. No representation or warranty is or has been made to Parent, Purchaser or holders of Shares by the Company or any other person regarding the information included in the foregoing revenue and cash flow projections, the results of the Company’s clinical trials, the efficacy or marketability of the Company’s product candidates or the overall future performance of the Company. The inclusion of the foregoing revenue and cash flow projections in this Schedule 14D-9 should not be regarded as an indication that such revenue and cash flow projections will be predictive of actual future events nor construed as financial guidance, and they should not be relied on as such.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE FOREGOING REVENUE AND CASH FLOW PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH REVENUE AND CASH FLOW PROJECTIONS ARE NO LONGER APPROPRIATE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than historical facts included in this report, including statements regarding the timing and the closing of the tender offer and merger transactions; the ability of Parent to complete the transactions considering the various closing conditions; and any assumptions underlying any of the foregoing, are forward looking statements. These intentions, expectations, or results may not be achieved in the future and various important factors could cause actual results or events to differ materially from the forward-looking statements that Inhibitex makes, including uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Inhibitex’s stockholders will tender their stock in the offer; the possibility that competing offers may be made; the possibility that various closing conditions to the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to the business, financial condition, covered assets, liabilities or results of operations of Inhibitex and its subsidiaries, taken as a whole or that would prevent or materially impede, interfere with, hinder or delay the consummation by Inhibitex of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; the absence of certain specified events related to Inhibitex’s product INX-189; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein, in the Schedule TO filed with the SEC by Purchaser and in time in the companies’ periodic reports filed with the SEC, including Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.inhibitex.com.

There may be events in the future that the companies are unable to predict accurately, or over which they have no control. Inhibitex’s business, financial condition, results of operations and prospects may change. Inhibitex may not update these forward-looking statements, even though its situation may change in the future, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. Inhibitex qualifies all of the information contained in this report, and particularly these forward-looking statements, by these cautionary statements.

ITEM 9.    EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 13, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Bristol-Myers Squibb Company and Inta Acquisition Corporation on January 13, 2012 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Joint Press Release of Inhibitex, Inc. and Bristol-Myers Squibb Company, dated January 7, 2012 (incorporated by reference to the Inhibitex, Inc. Schedule 14D-9 filed on January 7, 2012).

(a)(7)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(a)(8)	Summary Advertisement, published January 13, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(9)	Letter, dated January 17, 2012, to the stockholders of Inhibitex, Inc.

(e)(1)	Agreement and Plan of Merger, dated as of January 7, 2012 among Inhibitex, Inc., Bristol-Myers Squibb Company and Inta Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Inhibitex, Inc. Current Report on Form 8-K filed on January 10, 2012).

(e)(2)	Tender and Support Agreement, dated as January 7, 2012, is by and among Bristol-Myers Squibb Company, Inta Acquisition Corporation, Inhibitex, Inc. and Gabriele Cerrone, Panetta Partners, Ltd., Russell H. Plumb, New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 11, Limited Partnership, NEA Ventures 2002, L.P., and Michael James Barrett (incorporated by reference to Exhibit 2.1 to the Inhibitex, Inc. Current Report on Form 8-K filed on January 10, 2012).

(e)(3)	Eighth Amended and Restated Certificate of Incorporation of Inhibitex, Inc., as amended through June 9, 2009 (incorporated by reference to Exhibit 3.4 of the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2009).

(e)(4)	Amended and Restated Bylaws of Inhibitex, Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2007).

(e)(5)	Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Registration Statement filed by Inhibitex, Inc. on Form S-8 filed with the Securities and Exchange Commission on July 1, 2010).

(e)(6)	Non-Employee Directors Stock Option Agreement (incorporated by reference to Exhibit 4.2 of the Registration Statement filed by Inhibitex, Inc. on Form S-8 filed with the Securities and Exchange Commission on July 1, 2010).

(e)(7)	Employee Stock Option Agreement (incorporated by reference to Exhibit 4.3 of the Registration Statement filed by Inhibitex, Inc. on Form S-8 filed with the Securities and Exchange Commission on July 1, 2010).

(e)(8)	2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1 filed by Inhibitex, Inc. on March 4, 2004).

(e)(9)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form S-1 filed by Inhibitex, Inc. on March 4, 2004).

(e)(10)	Employment Agreement, effective December 21, 2010, by and between Inhibitex, Inc. and Russell H. Plumb (incorporated by reference to Exhibit 10.48 of the Current Report on Form 8-K filed by Inhibitex, Inc. on April 13, 2011)

(e)(11)	Employment Agreement, effective December 21, 2010, by and between Inhibitex, Inc. and Geoffrey Henson (incorporated by reference to Exhibit 10.50 of the Current Report on Form 8-K filed by Inhibitex, Inc. on April 13, 2011)

(e)(12)	Employment Agreement, effective December 21, 2010, by and between Inhibitex, Inc. and Joseph Patti (incorporated by reference to Exhibit 10.51 of the Current Report on Form 8-K filed by Inhibitex, Inc. on April 13, 2011)

(e)(13)	Class Action Complaint dated January 11, 2012 (Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et. al.) (incorporated by reference to Exhibit (a)(6) of the Schedule TO).

(e)(14)	Class Action Complaint dated January 12, 2012 (Jeremy Alber v. Inhibitex, Inc., et. al.) (filed herewith).

Annex A — Information Statement, dated January 17, 2012

Annex B — Opinion of Credit Suisse Securities (USA) LLC, dated January 7, 2012

Annex C — Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INHIBITEX, INC.

Dated: January 17, 2012	By:	/s/ Russell H. Plumb
	Name:	Russell H. Plumb

	Title:	Chief Executive Officer

ANNEX A

INHIBITEX, INC.

9005 Westside Parkway

Alpharetta, GA 30009

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about January 17, 2012 to holders of record of common stock, par value $0.001 per share (“Shares”), of Inhibitex, Inc., a Delaware corporation (“Inhibitex” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the all-cash tender offer (the “Offer”) by Inta Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) to purchase all Shares that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of January 7, 2012, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced an all-cash tender offer on January 13, 2012 to purchase all Shares that are issued and outstanding, at a price of $26.00 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 13, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on January 13, 2012.

The Merger Agreement provides, among other things, that following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. The Merger Agreement provides that the Merger may not be consummated unless the Offer is completed. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by Parent or Purchaser, (ii) Shares held by the Company in treasury and (iii) Shares that are owned by holders of Shares who properly demand appraisal of their Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (as described in Item 8 under the heading “Additional Information — Appraisal Rights” of the Schedule 14D-9)), will be converted into the right to receive an amount per Share equal to the Offer Price, without interest and less any applicable withholding taxes (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, Eastern Time on February 10, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent is entitled to designate a number of directors, constituting at least a majority of the directors, to the Board that is equal to the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent or its affiliates (including Shares accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) bears to the total number of Shares then outstanding, rounded up to the next whole number, and the Company will cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors or seeking and accepting resignations from incumbent directors or both. The Merger Agreement also provides that, at such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Parent’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent and its designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT’S DESIGNEES TO THE BOARD

As of the date of this Information Statement, Parent has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees is currently a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent and Purchaser’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than February 10, 2012 and that, upon assuming office, Parent and Purchaser’s designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of the date of this Information Statement, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 345 Park Avenue, New York, New York 10154.

Name	Age	Current Principal Occupation and Five-Year Employment History

Jeffrey Galik	49	Director of Purchaser. Treasurer of Purchaser. Senior Vice President Treasurer of Parent since August 2010. Mr. Galik served as Vice President and Treasurer of Parent from January 2008 until August 2010. Mr. Galik served as Vice President and Assistant Treasurer of Parent during January 2008 and Vice President, Finance, Latin America & Canada of Parent from July 2006 until January 2008.

Kabir Nath	47	Director of Purchaser. Senior Vice President, Global Commercialization, of Parent since 2011. From 2009 until 2011, Mr. Nath served as Vice President, Global Commercialization of Parent. From 2007 until 2009, Mr. Nath served as President, Asia Pacific Medicines Group of Parent. From 2005 until 2007, Mr. Nath served as President and General Manager, Bristol-Myers Squibb (China) and Sino-American Shanghai Squibb, subsidiaries of Parent. Prior to 2005, Mr. Nath served as Vice President, Asian Markets, of Parent. Mr. Nath is a citizen of the U.K.

David T. Bonk	55	Vice President of Purchaser. Vice President and Associate General Counsel, Research & Development of Parent from February 2011 to present. Mr. Bonk served as Vice President and Associate General Counsel, Transactional Practice Group, of Parent from July 2006 until February 2011.

Demetrios Kydonieus	41	Director of Purchaser. President of Purchaser. Vice President, Strategy, Alliances and Transactions of Parent from May 2011 to present. Mr. Kydonieus served as Executive Director, Strategic Transactions Group of Parent from June 2009 until May 2011, and Senior Counsel, Corporate Development, of Parent from January 2008 until June 2009.

P. Joseph Campisi, Jr.	50	Vice President of Purchaser. Vice President and Associate General Counsel, Transactional Practice Group, of Parent since February 2011. Mr. Campisi served as Vice President and Assistant General Counsel, Transactional Practice Group, of Parent from December 2009 until February 2011. Mr. Campisi served as Vice President and Senior Counsel, Corporate Development, of Parent from August 2003 to December 2009.

David J. Brienza	50	Vice President, Finance, Research & Development, of Parent since July 2005. Mr. Brienza is a member of the R&D Executive Committee and the Finance Executive Committee, of Parent. Mr. Brienza served as Assistant Controller, Financial Analysis of Parent from January 2005 to June 2005. Mr. Brienza served as Vice President, Finance, U.S. Medicines, of Parent from 2001 to 2004.

Paul R. Biondi	42	Senior Vice President, Research & Development Operations, of Parent since January 2010. Mr. Biondi is a member of the R&D Executive Committee of Parent. Mr. Biondi served as Vice President of R&D Operations Department from May 2005 to January 2010. Mr. Biondi served as Executive Director, Global Development Planning & Resource Management, of Parent from 2002 to May 2005.

Katherine Kelly	35	Secretary of Purchaser. Vice President and Assistant General Counsel, Corporate Governance and Securities, of Parent since April 2011. Ms. Kelly served as Vice President and Assistant General Counsel, Securities Regulation and Disclosure, of Parent from February 2010 until April 2011. Ms. Kelly served as Assistant General Counsel of Parent from December 2009 to February 2010. Ms. Kelly served as Senior Counsel of Parent from March 2008 to December 2009. Ms. Kelly served as Counsel of Parent from April 2007 to March 2008. Ms. Kelly served as Associate Counsel of Parent from August 2005 to April 2007.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 155,000,000 shares, of which 150,000,000 shares are designated Shares and 5,000,000 shares are designated preferred stock par value $0.001 per share. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s stockholders are Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of January 11, 2012, there were 84,865,729 Shares and no shares of preferred stock outstanding. The Company had no Shares or shares of preferred stock reserved for or otherwise subject to issuance, except for (i) 6,153,401 Shares reserved for issuance pursuant to the exercise of outstanding options to purchase Shares under the Company’s stock option plans and (ii) 7,322,074 Shares reserved for issuance of Shares pursuant to the exercise of warrants. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD

Directors

The following table sets forth the directors of the Company, their ages, and the positions held by each such person with the Company on the date of this Information Statement, as well as the years in which the current terms of the directors expire:

Class I

(term expires at the 2014 annual meeting of stockholders)

Name of Director	Age	Director Since
M. James Barrett, Ph.D	69	2002
Russell M. Medford, M.D., Ph.D	57	1997
A. Keith Willard	70	2005

M. James Barrett, Ph.D. has served as a general partner of New Enterprise Associates, a venture capital fund, since August 2001. From January 1997 to 2001 he served as Chairman of the Board of Directors of Sensors for Medicine and Science, Inc., a medical device company which he founded in 1997. Dr. Barrett also serves on the boards of directors of Amicus Therapeutics, Inc., Taragacept, Inc. and Clovis Oncology, Inc., publicly-held biopharmaceutical companies, as well as on the boards of directors of several privately-held biopharmaceutical companies. In addition, Dr. Barrett has previously served on the board of directors of each of the following publicly-held companies: Pharmion Corporation, MedImmune LLC, Iomai, Inc., and YM Biosciences, Inc. Dr. Barrett received a B.S. in Chemistry from Boston College, a Ph.D. in Biochemistry from the University of Tennessee and a M.B.A. from the University of Santa Clara. Dr. Barrett’s experience as a venture capital investor, as a founder and entrepreneur, executive and/or director of numerous biopharmaceutical companies, and his financial expertise led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

Russell M. Medford, M.D., Ph.D. has served as Chairman and President of Salutria Pharmaceuticals, Inc., a privately-held biopharmaceutical company, since April 1, 2009. From 1995 to April 1, 2009 Dr. Medford served as President, Chief Executive Officer and Director of AtheroGenics, Inc., a publicly-held pharmaceutical company. On September 15, 2008, an involuntary petition under Chapter 7 of the United States Bankruptcy Code was filed against AtheroGenics, Inc. in the United States Bankruptcy Court for the Northern district of Georgia (the “Bankruptcy Court”) by certain holders of its 4.5% Convertible Notes Due 2008. On October 6, 2008, AtheroGenics, Inc. consented to the bankruptcy filing and moved in the Bankruptcy Court to convert the Chapter 7 case to a case under Chapter 11 of the United States Bankruptcy Code. Dr. Medford currently serves on the

Biotechnology Industry Organization’s (“BIO”) Board of Directors and BIO Emerging Companies Section Governing Body. Dr. Medford also currently holds the appointment of Adjunct Clinical Professor of Medicine. Dr. Medford received a B.A. from Cornell University, and a M.D. with Distinction and a Ph.D. in Molecular and Cell Biology from the Albert Einstein College of Medicine. Dr. Medford’s experience as an executive officer and director and his medical and scientific background led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

Keith Willard served as Chairman and Chief Executive Officer of Zeneca, Inc., a publicly-held multi-national pharmaceutical company, from 1993 to 1999. Prior to that, he served in several capacities with ICI Canada, including President and a member of its board of directors. He has been retired since October 1999. He received a B.A. in Sociology from Concordia University and is a graduate of the Advanced Executive Management Institute at McGill University. Mr. Willard’s experience as a senior executive in several large organizations, and particularly as chief executive officer of a multi-national pharmaceutical company, including his leadership experience and his international experience, led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

Class III

(Term expires at the 2013 annual meeting of stockholders)

Name of Nominee	Age	Served as Director Since
Michael A. Henos	62	1997
Marc L. Preminger, FSA, MAAA	62	2003
Christopher McGuigan, M.Sc., Ph.D	53	2007

Michael A. Henos has served as Chairman of the Board since April 2001. Mr. Henos also served as Chairman of the Board from July 1997 to January 2000. Since 1993, Mr. Henos has served as Managing General Partner of Alliance Technology Ventures, L.P., a venture capital firm. From 1991 to 2001, Mr. Henos also served as a General Partner of Aspen Ventures, a venture capital partnership. Mr. Henos served as a director of Genoptix, Inc., a publicly-held biopharmaceutical company, from 2001 until February 2011 and of Atherogenics, Inc., a publicly-held biopharmaceutical company, from 1994 to June 2009. Mr. Henos is also a member of the Board of Directors of the following privately-held biopharmaceutical companies: GlycoMimetics, Inc. and Sensys Medical, Inc. Mr. Henos received a B.S. in Economics and a M.B.A. in Finance from the University of California, Los Angeles. Mr. Henos’ extensive experience as a venture capital investor and as a current and past director of several public- and privately-held companies, including numerous biopharmaceutical companies, as well as his financial expertise led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

Marc L. Preminger, FSA, MAAA, served in various capacities with CIGNA Corporation, an insurance company, from 1977 until his retirement in September 2002, the most recent of which was Senior Vice President and Chief Financial Officer of CIGNA Healthcare. In June 2009, Mr. Preminger founded, and is now president of, The Household Money Manager, Inc., a daily money management firm. Mr. Preminger received a B.A. in Economics from Lafayette College and a Masters of Actuarial Science from Georgia State University. Mr. Preminger’s actuarial, accounting and financial experience, as well as his risk-management and healthcare insurance expertise, led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

Christopher McGuigan, M.Sc., Ph.D., served as a member of the Board of Directors of FermaVir from August 2005 until it was acquired by the Company in September 2007. Since 1995, Dr. McGuigan has been Professor, Welsh School of Pharmacy, Head of Medicinal Chemistry, and Deputy Pro Vice Chancellor of Cardiff

University. He is also a member of the Editorial Board for the Journal of Molecular Pharmaceutics and is the immediate past President of the International Society for Antiviral Research. Dr. McGuigan received a B.S. and Ph.D. in Anticancer Drug Design from the University of Birmingham. Dr. McGuigan’s scientific background and expertise, including being the early-stage developer of much of the science underlying the Company’s current antiviral development pipeline, led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

Class II

(Term expires at the 2012 annual meeting of stockholders)

Name of Director	Age	Served as Director Since
Gabriele M. Cerrone	39	2007
Russell H. Plumb	52	2007

Gabriele M. Cerrone has served as a director of the Company since September 2007. From March 1999 to January 2005, Mr. Cerrone served as a Senior Vice President of Investments of Oppenheimer & Co. Inc., a financial services firm. Mr. Cerrone served on the board of directors of SIGA Technologies, Inc., a publicly-held biotechnology company, from May 2001 to May 2003. Mr. Cerrone co-founded TrovaGene, Inc. (formerly Xenomics, Inc.), a publicly-held diagnostics company, and served as its Co-Chairman from July 2005 until November 2006. Mr. Cerrone also co-founded FermaVir Pharmaceuticals, Inc., a publicly-held biotechnology company, and served as its Chairman from August 2005 to September 2007, when it was acquired by the Company. Mr. Cerrone currently serves as a consultant and a director of TrovaGene, Inc. In addition, Mr. Cerrone is Chairman, co-founder and a consultant to Synergy Pharmaceuticals, Inc. and Chairman, co-founder and a consultant to Callisto Pharmaceuticals, Inc., both of which are publicly-held biopharmaceutical companies, and is chairman and founder of GenSignia Inc., a privately-held biopharmaceutical company. In addition, since 2005 Mr. Cerrone has been the managing partner of Panetta Partners Ltd., a private investor in both public and private venture capital in the life sciences and technology arenas as well as real estate. Mr. Cerrone’s experience as an investor and entrepreneur in numerous publicly-held biopharmaceutical companies, including FermaVir Pharmaceuticals Inc., led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

Russell H. Plumb was appointed the President, Chief Executive Officer and Chief Financial Officer of the Company on December 30, 2006. Prior to that, Mr. Plumb served as Vice President, Finance and Administration and Chief Financial Officer of the Company from August 2000 through December 2006. From December 1999 to July 2000, Mr. Plumb served as Chief Financial Officer of Emory Vision, a privately-held healthcare company. From 1994 to November 1999, he served as Chief Financial Officer and Vice President, Finance of Serologicals Corporation, a publicly-held biopharmaceutical company. Mr. Plumb received both a Bachelor of Commerce and a M.B.A. from the University of Toronto. Mr. Plumb has received designations as a certified public accountant in Michigan and Georgia. Mr. Plumb’s experience in managing the strategic, financial and operational growth of emerging biopharmaceutical companies, as well as his key role in leading the Company and developing its current business strategy as Chief Executive Officer of the Company led the Nominating and Corporate Governance Committee to conclude that he should continue to serve as a director of the Company at this time.

CORPORATE GOVERNANCE

General

The Company’s by-laws provide that the number of members of the Board shall be determined from time to time by resolution of the Board. The Board should neither be too small to maintain the needed expertise and independence, nor too large so as to be inefficient in functioning. The general expectation is that the Board will consist of between seven and twelve directors, although periodically the Board and the Nominating and Corporate Governance Committee will review the appropriate size and mix of the Board in light of the Company’s needs. The Board currently has eight members.

The Board has determined that Messrs. Cerrone, Henos, Preminger and Willard and Drs. Barrett, McGuigan and Medford are independent under the standards of independence applicable to companies listed on the Nasdaq Capital Market (“Nasdaq”). In addition, as required by Nasdaq, the Board has made an affirmative determination as to each independent director that no relationships exists which, in the opinion of the Board, would interfere with such director’s exercise of independent judgment in carrying out his responsibilities as a director of the Company.

During 2011, the Board met nine times. Other than Christopher McGuigan, each member of the Board attended more than 75% of the aggregate number of meetings of the Board and of the committee or committees on which he served. The committees of the Board consist of an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Science and Technology Committee, each of which has the composition and responsibilities described below. The Board may also establish other committees from time-to-time to assist in the discharge of its responsibilities.

Audit Committee. The Company’s Audit Committee is a separately designated standing committee and was established in accordance with the requirements of Section 3(a)(58)(A) of the Exchange Act. The Audit Committee oversees the Company’s corporate accounting and financial reporting. Among other things, the Audit Committee determines the engagement of, and approves the fees paid to, the Company’s independent registered public accounting firm; monitors the qualifications, independence, activities and performance of the Company’s independent registered public accounting firm; approves the retention of the Company’s independent registered public accounting firm to perform any proposed and permissible non-audit services; reviews the Company’s financial statements and critical accounting estimates; reviews the effectiveness of internal controls over financial reporting and the adequacy of disclosure controls and procedures; discusses with management and the Company’s independent registered public accounting firm the results of the annual audit, and; the reviews of the Company’s quarterly financial statements. In addition to these responsibilities, the Audit Committee oversees the Company’s risk management process. As part of such oversight, the Audit Committee reviews key financial, business, developmental, regulatory and other operational and legal risks; receives reports from management at least once a year with respect to the steps management has taken to monitor, control and mitigate such risks; and reports its findings to the full Board. In addition, the Audit Committee maintains procedures for the receipt of employee complaints and submissions of concerns regarding accounting or auditing matters. The members of the Company’s Audit Committee are Mr. Preminger, Chairman, Dr. Medford and Mr. Willard. The Board has determined that Mr. Preminger is the Audit Committee Financial Expert under Item 407 of Regulation S-K promulgated under the Exchange Act. The composition of the Company’s Audit Committee meets the standards for independence under the current applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq rules and SEC rules and regulations. The Company’s Audit Committee met six times during fiscal year 2011.

Compensation Committee. The Company’s Compensation Committee is a separately designated standing committee that establishes, amends, reviews and approves compensation and benefit plans with respect to executive officers and employees, including determining the various elements of total compensation of the Chief Executive Officer and other executive officers, and reviewing the performance of the Company and its executive officers with respect to these elements of compensation. The Compensation Committee also determines the annual retainer, meeting fees, equity awards and other compensation for members of the Board; sets performance and bonus targets under the Company’s annual short-term cash incentive plans for executive officers; and administers the issuance of stock options and other awards under the Company’s Amended and Restated 2004 Stock Incentive Plan (the “Incentive Plan”). The members of the Compensation Committee are Mr. Henos, Chairman, Dr. Barrett and Mr. Preminger. The composition of the Compensation Committee meets the standards for independence under applicable Nasdaq rules and regulations. The Compensation Committee met six times during fiscal year 2011. In connection with the performance of its duties, the Compensation Committee is authorized under its charter to delegate any of its responsibilities to subcommittees or individuals as it deems appropriate.

Nominating and Corporate Governance Committee. The Company’s Nominating and Corporate Governance Committee is a separately designated standing committee that develops and recommends to the Board corporate governance principles and procedures applicable to the Company, which are contained in the Company’s Corporate Governance Guidelines or otherwise adopted by the Board; oversees compliance with the Company’s Code of Ethics; considers management succession plans; recommends the director nominees for each annual meeting of the Company’s stockholders; and ensures that the Audit, Compensation and Nominating and Corporate Governance, Science and Technology Committees of the Board have the benefit of qualified and experienced independent directors. The members of the Nominating and Corporate Governance Committee are Mr. Willard, Chairman, and Drs. Barrett and Medford. The composition of the Nominating and Corporate Governance Committee meets the standards for independence under applicable Nasdaq rules and regulations. The Company’s Nominating and Corporate Governance Committee met two times during fiscal year 2011.

Science and Technology Committee. The Science and Technology Committee is a separately designated standing committee that assists the Board in its oversight of technical, scientific, preclinical and clinical matters relating to the allocation of the Company’s resources to its research and development programs. The Committee is also responsible for identifying and evaluating significant emerging trends and issues in science and technology that may have an impact on the Company’s strategic plan or development programs. The members of the Science and Technology Committee are Dr. Medford, Chairman, and Dr. McGuigan. The Company’s Science and Technology Committee met two times during fiscal year 2011.

Director Qualifications and Nominating Process

The Company’s Nominating and Corporate Governance Committee does not maintain any specific minimum qualifications for director candidates. However, the Board believes that directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the Company’s stockholders. Each director must also be able to dedicate the time and resources sufficient to ensure the diligent performance of his or her duties. While the Company does not have a formal policy with respect to diversity, the Company’s current Corporate Governance Guidelines provide that the Board is intended to encompass a range of talents, experience, skills, diversity, and expertise (particularly in the areas of accounting and finance, management, domestic and international markets, leadership and corporate governance, and biotechnology and related industries) sufficient to provide sound and prudent guidance with respect to the operations and interests of the Company and its stockholders.

The Company’s Nominating and Corporate Governance Committee considers individuals for nomination for election to the Board from any source, including stockholder recommendations. The Nominating and Corporate Governance Committee does not evaluate candidates differently based on who has made the recommendation. Consideration of nominee candidates typically involves a series of internal discussions, a review of information concerning a candidate’s qualifications and perceived contributions, and interviews with selected candidates. Under its charter, the Nominating and Corporate Governance Committee has the authority to engage consultants or search firms to assist in the process of identifying and evaluating candidates; however, the

Nominating and Corporate Governance Committee did not utilize such consultants in 2011 or through the filing of this Information Statement. The Nominating and Corporate Governance Committee will consider stockholder recommendations for nominees sent to the Company’s Nominating and Corporate Governance Committee, Inhibitex, Inc., 9005 Westside Parkway, Alpharetta, Georgia 30009, Attention: Secretary. Any recommendation from a stockholder with respect to a nominee should include the name, background and qualifications of such candidate, and should be accompanied by evidence of such stockholder’s ownership of the Shares.

The current charters of the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are posted on Inhibitex’s website at www.inhibitex.com.

Board Leadership Structure

The Company is currently led by Russell H. Plumb, the Company’s Chief Executive Officer, and Michael A. Henos, an independent director and the Chairman of the Board. Mr. Henos has served as the Chairman of the Board since April 2001 and also served as Chairman of the Board from July 1997 to January 2000. Pursuant to the Company’s Corporate Governance Guidelines, it is the expectation that the Chairman of the Board will not be the same individual as the Chief Executive Officer, unless approved by a majority of the independent members of the Board. In the event that the Chairman of the Board and the Chief Executive Officer are the same person, it is the expectation of the Board to elect a Lead Independent Director on an annual basis.

The Board believes the Company’s current Board leadership structure is advantageous because it demonstrates to the Company’s stockholders, employees, suppliers, customers and other stakeholders that the Company is under strong leadership, with the Chairman maintaining an effective working relationship with other Board members and the Chief Executive Officer. Furthermore, the Board believes the separation of the Chief Executive Officer and Chairman roles enhances the Board’s oversight of, and independence from, Company management, the ability of the Board to carry out its roles and responsibilities on behalf of the Company’s stockholders, and the Company’s overall corporate governance.

Stockholder Communications

The Company does not have a formal procedure for stockholder communication with its Board. Stockholders who wish to contact the Board, a committee of the Board, or an individual director should send their correspondence to Inhibitex, Inc., 9005 Westside Parkway, Alpharetta, Georgia 30009, Attention: Board of Directors. Any such communication should specify the applicable addressee or addressees to be contacted, as well as the general topic of the communication. The Company will initially receive and process a communication before forwarding it to the addressee or addressees. The Company generally will not forward a stockholder communication to its directors if it determines that such communication is primarily commercial in nature or is abusive, threatening or otherwise inappropriate.

Code of Ethics

The Company has adopted a code of ethics that applies to all of its officers, directors and employees. The Company has posted a copy of its code of ethics on the Investors section of its website, www.inhibitex.com, as required under SEC rules and regulations. If the Company makes any substantive amendments to the code or grants any waiver, including any implicit waiver, from a provision of the code to its principal executive, financial or accounting officer, it will disclose the nature of the amendment or waiver on its website or in a Current Report on Form 8-K.

Risk Assessment and Compensation Practices

The Compensation Committee does not believe that any risks arising from the Company’s employee compensation philosophy, policies and practices are reasonably likely to have a material adverse effect on the

Company. Factors considered in this assessment include: a balance between the multiple elements in the Company’s total compensation plan, including base salary, annual short-term cash incentive and long-term equity awards; the structure of the annual cash incentive, which is based on a number of different performance measures (including goals related to the Company’s drug candidates as well as objectives relating to the Company’s general operations); annual cash incentive awards for all employees are capped at a maximum of 150% of target amount; and the emphasis in the compensation philosophy and structure on long-term equity incentives, which are intended to motivate employees to take a long-term view of the Company’s business.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the directors, executive officers and persons who beneficially own more than ten percent of the Shares (collectively the “Reporting Persons”) to file reports of ownership and changes in ownership of Shares with the SEC, with a copy delivered to the Company. In addition, the Company prepares Section 16(a) reports on behalf of certain Reporting Persons, including its officers and directors. Based solely on a review of Forms 3 and 4 furnished to the Company by the Reporting Persons or prepared on behalf of the Reporting Persons by the Company and on written representations from certain Reporting Persons that no Forms 5 were required, the Company believes that the Reporting Persons have complied on a timely basis with reporting requirements applicable to them for transactions during 2011.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to the beneficial ownership of Shares as of December 31, 2011 (except as indicated in the footnotes below), by:

•	each person or group of affiliated persons known to be the beneficial owner of more than 5% of the Shares and not otherwise represented on the Board;

•	each of the directors and nominees;

•	each of the executive officers listed on the Summary Compensation Table included under the caption “Executive Compensation” (collectively, the “named executive officers”); and

•	all directors and executive officers as a group.

The column entitled “Percentage of Shares of Common Stock Beneficially Owned” is based on 80,395,714 Shares outstanding as of December 31, 2011, assuming no further exercises of outstanding options or warrants. Ownership is based upon information provided by each respective officer and director, Forms 4, Schedules 13F and other public documents filed with the SEC for some of the stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. For purposes of calculating each person’s or group’s percentage ownership, except as set forth in the footnotes to the beneficial ownership table below, stock options and warrants exercisable within 60 days after December 31, 2011 are included for that person or group, but not the stock options or warrants of any other person or group.

Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the Shares beneficially owned by them, subject to community property laws, where applicable.

Beneficially Owned	Shares Held	Percentage of Shares of Common Stock Beneficially Owned (%)
5% stockholders:
Entities affiliated with Fidelity(1)	10,403,465	12.9
Entities affiliated with New Enterprise Associates(2)	9,894,387	12.1
Entities affiliated with OrbiMed LLC(3)	4,242,249	5.2

Named executive officers and directors:
Russell H. Plumb(4)	1,524,322	1.9
Joseph M. Patti, M.S.P.H., Ph.D.(5)	536,375	*
Geoffrey W. Henson, Ph.D.(6)	977,999	1.2
M. James Barrett, Ph.D.(7)	10,025,380	12.3
Gabriele M. Cerrone(8)	3,067,901	3.8
Michael A. Henos(9)	287,349	*
Chris McGuigan, Ph.D.(10)	560,551	*
Russell M. Medford, M.D., Ph.D.(11)	108,248	*
Marc L. Preminger(12)	122,463	*
A. Keith Willard(13)	146,743	*
All current executive officers and directors as a group (10 persons)(14)	17,357,331	20.3

*	Represents beneficial ownership of less than one percent of the Shares.
(1)	Consists of 10,403,465 Shares beneficially owned by Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC. The principal business office of Fidelity Management & Research Company is 82 Devonshire Street, Boston, Massachusetts 02109. Information with respect to Fidelity Management & Research Company has been derived from its Schedule 13F for the quarter ended September 30, 2011 as filed with the SEC on November 14, 2011.
(2)	Consists of 6,898,294 Shares and 791,015 Shares issuable upon the exercise of outstanding warrants beneficially owned by New Enterprise Associates 10, Limited Partnership (“NEA 10”) and 1,941,407 Shares and 263,671 Shares issuable upon the exercise of outstanding warrants beneficially owned by New Enterprise Associates 11, Limited Partnership (“NEA 11”). NEA Partners 10, Limited Partnership (“NEA Partners 10”) is the sole general partner of NEA 10. The individual general partners of NEA Partners 10 are M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III. NEA Partners 10 and the individual general partners of NEA Partners 10 may be deemed to have shared voting and dispositive power over, and be deemed indirect beneficial owners of, the Shares directly held by NEA 10. NEA 11 GP, LLC (“NEA 11 GP”) is the sole general partner of NEA Partners 11, Limited Partnership (“NEA Partners 11”) which is the sole general partner of NEA 11. The individual managers of NEA 11 GP are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, Charles M. Linehan, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III. NEA Partners 11, NEA 11 GP, and the individual managers of NEA 11 GP may be deemed to have shared voting and dispositive power over, and be deemed indirect beneficial owners of, the Shares directly held by NEA 11. The aforementioned indirect holders of the Shares owned by NEA 10 and NEA 11 disclaim beneficial ownership of such Shares except to the extent of his actual pecuniary interest therein. Each of NEA 10 and NEA 11 is located at 1119 St. Paul Street, Baltimore, Maryland 21202. Information with respect to NEA 10 and NEA 11 has been derived Form 4 as filed on behalf of M. James Barrett on February 3, 2011.
(3)

Consists of 2,836,000 Shares and 1,406,249 Shares issuable upon the exercise of outstanding warrants directly owned by OrbiMed Advisors LLC or indirectly through affiliates of OrbiMed or through entities controlled by Orbimed. The principal business office of OrbiMed Advisors LLC is 767 Third Avenue, 30th Floor, New York, New York 10017. Information with respect to OrbiMed Advisors LLC has been derived from its Schedule 13F for the quarter ended September 30, 2011 as filed with the SEC on November 14, 2011 and the Company’s records.
(4)	Consists of 360,988 Shares and 1,163,334 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.
(5)	Consists of 536,375 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.
(6)	Consists of 154,666 Shares, 29,333 Shares issuable upon the exercise of outstanding warrants and 794,000 shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.
(7)	Includes of 60,992 Shares and 70,001 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011. Dr. Barrett is an individual general partner of NEA Partners 10, the sole general partner of NEA 10. Dr. Barrett is also an individual manager of NEA 11 GP, the sole general partner of NEA Partners 11, which is the sole general partner of NEA 11. In such capacities, he may be deemed to have voting and dispositive power with respect to the 6,898,294 Shares and 791,015 Shares issuable upon the exercise of outstanding warrants beneficially owned by NEA 10, and the 1,941,407 Shares and 263,671 shares issuable upon the exercise of outstanding warrants beneficially owned by NEA 11. Dr. Barrett disclaims beneficial ownership of the above referenced shares held by each of NEA 10 and NEA 11, except to the extent of his actual proportionate pecuniary interest therein.
(8)	Includes 94,601 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011 owned by Mr. Cerrone, and includes 2,102,100 Shares and 871,200 Shares issuable upon the exercise of outstanding warrants beneficially owned by Panetta Partners, Ltd. Mr. Cerrone is the sole managing partner of Panetta Partners, Ltd. and in such capacity exercises voting and dispositive control over securities owned by Panetta Partners, Ltd., despite him having only a small pecuniary interest in such securities.
(9)	Includes 127,348 Shares and 116,001 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011 owned by Mr. Henos. Also includes 44,000 Shares owned by Mrs. Claudia Henos.
(10)	Consists of 465,950 Shares and 94,601 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.
(11)	Consists of 37,795 Shares and 70,453 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.
(12)	Consists of 50,574 Shares and 71,889 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.
(13)	Consists of 56,742 Shares and 90,001 Shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.
(14)	Consists of 12,300,856 Shares, 1,955,219 Shares issuable upon the exercise of outstanding warrants and 3,101,256 shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2011.

EXECUTIVE OFFICERS

All of our executive officers are appointed by, and serve at, the pleasure of our Board. The names, positions, ages, and background of our executive officers are set forth below. There are no family relationships between any of our executive officers. None of the corporations or other organizations referred to below with which an executive officer has previously been employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.

The following table sets forth information concerning the current executive officers of the Company:

Name	Age	Position
Russell H. Plumb	52	President; Chief Executive Officer; Chief Financial Officer; Director and Secretary

Joseph M. Patti, M.S.P.H., Ph.D.	47	Senior Vice President, Research and Development; Chief Scientific Officer; Assistant Secretary

Geoffrey W. Henson, Ph.D.	64	Senior Vice President, Drug Development

Set forth below is biographical information with respect to the Company’s executive officers other than Mr. Plumb. Biographical information for Mr. Plumb is set forth under the caption “Directors — Class II.”

Joseph M. Patti, M.S.P.H., Ph.D. has served as the Company’s Chief Scientific Officer and Senior Vice President of Research and Development since 2007. Prior to that, he served as the Company’s Vice President, Preclinical Development and Chief Scientific Officer from 1998 to 2007 and Vice President of Research and Development from 2005 to 2007. From 1994 to 1998, Dr. Patti was an Assistant Professor at Texas A&M’s Institute of Biosciences and Technology. From 1996 to 1998, he also served on the faculty at the University of Texas Health Science Center Graduate School of Biomedical Sciences. Dr. Patti received a B.S. in Microbiology from the University of Pittsburgh, an M.S.P.H. from the University of Miami, School of Medicine and a Ph.D. in Biochemistry from the University of Alabama at Birmingham.

Geoffrey W. Henson, Ph.D. has served as Senior Vice President, Drug Development since the Company’s acquisition of FermaVir in September 2007. Dr. Henson was previously President, Chief Executive Officer, Secretary and a director of FermaVir from August 2005 to September 2007. From 2003 to March 2005, Dr. Henson was a pharmaceutical consultant. He was a co-founder of AnorMED, a publicly-traded Canadian biopharmaceutical company, where he was employed in various management capacities from 1996-2003, most recently as Chief Operating Officer. Prior to co-founding AnorMED, Dr. Henson held a number of management and scientific positions in the Biomedical Research Group at Johnson Matthey from 1985-1996. Dr. Henson obtained his M.S. and Ph.D. in Biochemistry from New Mexico State University, and B.S. in Chemistry from Dickinson College.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives and Philosophy. The primary objectives of the Compensation Committee of the Board with respect to executive compensation are to attract, retain and motivate the best possible executive talent, and to align executive compensation with the success of the Company and the creation of stockholder value. To achieve these objectives, the Compensation Committee has adopted a pay-for-performance compensation philosophy, which is intended to maintain base salaries in line with the median of comparable biopharmaceutical companies with a similar number of employees and in a similar stage of development, and ties a substantial portion of an executive’s overall compensation to the achievement of the Company’s research, clinical, regulatory, business development, financial and operational goals and objectives. Under this philosophy, each executive has an opportunity to earn total compensation (base salary, short-term cash incentives and long-term equity incentives) greater than the median of comparable biopharmaceutical companies based on superior performance.

The Compensation Committee operates within the framework of this pay-for-performance philosophy to determine each component of an executive’s compensation package (base salary, short-term cash incentives and long-term equity incentives) based on a number of factors, including:

•	the executive’s particular background and experience, including training and the nature and extent of prior relevant work experience;

•	the executive’s role with the Company;

•	the compensation paid to similar persons in comparable companies represented in the compensation data that the Compensation Committee reviews on an annual basis;

•	the industry demand for individuals with specific expertise and experience at the time of hire;

•	performance goals and other expectations for the position;

•	the geographic location of the Company and the relative supply and demand for individuals with the executive’s relevant skills and experience;

•	prevailing economic conditions;

•	the compensation levels of other executives within the Company; and

•	the uniqueness of industry skills and the relative need within the Company for an individual with those unique skills.

Compensation Processes. The Compensation Committee reviews, monitors and determines the compensation of the Company’s Chief Executive Officer and other named executive officers on an annual basis. During its annual review of the Company’s executive officers’ compensation, the Compensation Committee considers a number of parameters and factors to assess and evaluate whether an executive’s base salary, targeted short-term cash incentives and long-term equity incentives are consistent with the Company’s compensation strategy and objectives, including peer group and other compensation analyses and the related recommendations provided by its independent compensation consultant. Further, with respect to performance-based short-term cash incentives, the Compensation Committee determines performance achievement levels and bonus amounts, if any, payable under the Company’s annual cash incentive practices for its executive officers based primarily upon the performance of the Company as a whole and, in certain cases, of each individual executive officer in comparison to the various corporate goals and performance objectives established by it during its compensation review the prior year. These annual performance objectives or goals generally target the achievement of specific research, clinical, regulatory, business development, financial and operational milestones. Finally, the Compensation Committee administers the issuance of stock options and other equity awards under the Incentive Plan through an annual review of the status of long-term equity incentives for each executive officer, and the Company as a whole, to determine the size and nature of future equity-based awards, if any, and if the number of shares reserved for future awards under the Incentive Plan is adequate. In reviewing and determining the base salary, short-term cash and long-term equity incentive compensation of each executive officer (other than the Chief Executive Officer), the Compensation Committee consults with and considers the recommendations of the Company’s Chief Executive Officer with respect to the performance of the respective executive officers and the appropriate levels of compensation.

Since 2005, Radford Surveys and Consulting (“Radford”) has been retained by the Compensation Committee as an independent consultant to perform various analyses and provide its perspective and recommendations to the Compensation Committee in the discharge of its duties. In December 2010, Radford performed several analyses at the request of and on behalf of the Compensation Committee, including an updated peer group analysis of a number of comparable companies that are in the biopharmaceutical industry, have a similar number of employees, have a similar market capitalization, or are at a similar stage of development as the Company. These analyses were used to assess and compare the Company’s compensation practices with respect to the Compensation Committee’s philosophy, as well as to other comparable companies, the biopharmaceutical industry in general, and the guidelines of various shareholder advocate consulting firms. Radford developed its analyses and recommendations by utilizing publicly-available compensation data and subscription compensation survey data for national and regional companies in the biopharmaceutical industry. The Company believes that the information provided by these surveys and the peer group analyses compiled by Radford provides the Company with an appropriate benchmark and context for evaluating compensation levels. Radford has not provided additional services to the Company or its affiliates in an amount in excess of $120,000 during the Company’s last completed fiscal year.

In evaluating the components of total executive compensation, the Compensation Committee typically reviews all of the compensation data and analyses that Radford has collected or prepared. In December 2010, the Compensation Committee used the publicly-available compensation data from the following comparable companies as a peer group to set 2011 compensation for the Company’s Chief Executive Officer and the Company’s other named executive officers:

Achillion Pharmaceuticals	Alimera Sciences	Amicus Therapeutics
Anadys Pharmaceuticals	Antigenics	ArQule
AVI BioPharma	Celldex Therapeutics	Cleveland BioLabs
Corcept Therapeutics	Curis	Cytokinetics
CytRx Corporation	Hemispherx BioPharma	Idera Pharmaceuticals
Infinity Pharmaceuticals	Insmed	Neurocrine Biosciences
Novavax	OncoGenex Pharmaceuticals	Sangamo BioSciences
Sunesis Pharmaceuticals	Threshold Pharmaceuticals	Ziopharm Oncology

Compensation Components

Base Salary. Base salaries for the Company’s executives are established based on the scope of their responsibilities and their relevant background, training, skills and experience, taking into account the competitive market compensation practices by the companies represented in the compensation data compiled by Radford for similar positions and the overall market demand for such executives. The Compensation Committee’s pay-for-performance compensation philosophy provides that an executive’s base salary should generally target the median of the range of salaries for executives in similar positions with similar responsibilities in companies of similar size and stature to the Company as represented in the compensation data compiled by Radford. An executive’s base salary is also evaluated together with the other components of the executive’s total compensation to ensure that the executive’s total compensation is in line with the Company’s overall compensation philosophy.

Base salaries are reviewed annually as part of the performance review process. If the Compensation Committee identifies significant market changes in its review of the compensation data compiled by Radford, or otherwise determines that an executive’s base salary is either un-competitive or otherwise not in line with the overall compensation philosophy and the performance of the Company, the Compensation Committee may realign or adjust an executive’s base salary. Further, base salaries may be increased for merit, as determined through an assessment of whether the overall corporate strategic goals are on track or have been achieved and how each executive has contributed in meeting or exceeding these performance objectives or due to a promotion in responsibilities.

In December 2010, the Compensation Committee approved an increase of 15% to 17% to the base salary of each named executive officer, effective as of January 1, 2011. The increases reflect the Compensation

Committee’s assessment, based on the peer group data, that the base salaries of the Company’s executive officers were materially below the median base salary payable to executive officers in comparable positions with the peer companies identified by Radford and that their compensation was lagging from a competitive perspective. For 2012, no changes in base salary have been enacted or evaluated by the Compensation Committee prior to the date of this filing.

Short-Term Cash Incentives. The Company’s total compensation program provides that executives are eligible for an annual, performance-based cash incentive or bonus payment. The current annual performance-based short-term incentive targets, as a percentage of base salary, for which the Company’s named executive officers are eligible are as follows: 30% for the Senior Vice President of Drug Development; 35% for the Chief Scientific Officer; and 50% for the Chief Executive Officer. The amount of the annual cash incentive or bonus actually earned and payable to each named executive officer depends primarily on the level of achievement, as determined by the Compensation Committee, of the overall corporate goals that have been approved by the Compensation Committee for the relevant year. For example, if the Compensation Committee determined that a 75% achievement level was met with respect to the corporate goals during a given year, the Senior Vice President of Drug Development would be eligible for a cash bonus of 22.5% of his base salary (30% target x 75% achievement level). In its discretion, the Compensation Committee may award bonus payments to the Company’s executives above or below the target amount, particularly in cases where goals are materially exceeded or an individual’s performance was evaluated as inadequate.

Typically, the Compensation Committee approves corporate goals and achievement level targets each year for purposes of establishing an executive’s potential short-term cash incentives, and in any given year, these goals are generally related to the achievement of specific research, clinical, regulatory, business development, operational or financial milestones or achievements. Each of these corporate goals is assigned a respective weighting relative to all the corporate goals. Based upon actual performance, an achievement level of between a threshold of 50% and a maximum of 150% may be assigned to each goal by the Compensation Committee. If actual performance falls below the 50% threshold, the goal is generally assigned a 0% achievement level and no incentive compensation is earned on that particular goal.

In January 2012, the Compensation Committee met to evaluate the Company’s performance against the established goals and gave consideration to the achievement levels of such goals for 2011. Bonuses for the named executive officers for the 2011 fiscal year were based primarily on the successful clinical advancement of INX-189 during 2011, including the results of the two Phase 1b clinical trials and the initiation of the ongoing Phase 2 genotype 2/3 trial. After consideration of the performance level achieved for each goal, the Compensation Committee determined that the Company had achieved a performance level of 130% for its overall goals. In awarding 2011 bonuses, the Compensation Committee also noted the following key achievements during 2011:

(i)	the completion of two successful financing transactions;

(ii)	the significant increase in stockholder value created as a result of the successful implementation of the Company’s clinical development plan; and

(iii)	the degree of success on various other confidential research and development, financial, operational, business development and management projects.

As the result of such performance, Messrs. Plumb, Henson and Patti were awarded 2011 bonuses in the amount of $276,250, $113,100 and $138,775, respectively.

Long-Term Compensation Equity-Based Awards. The Compensation Committee believes that achieving the Company’s long-term corporate and strategic objectives and aligning management’s interests directly with those of the Company’s stockholders is strongly enhanced through an ownership culture that encourages long-term ownership incentives for all of the Company’s employees. The Company’s Incentive Plan allows for equity-based awards or grants to employees, including executive officers, of stock options, restricted stock and other similar awards. The Board has delegated authority to the Compensation Committee to determine the nature and extent of equity awards or grants to the Company’s executives and employees. The Company’s practices with respect to equity-based awards have historically involved an initial equity award, generally in the form of a stock option grant, to all new employees when they commence employment, and have generally provided for annual equity awards or grants to all employees as part of the Company’s overall compensation strategy. Occasionally, upon a promotion or other unique circumstances, the Compensation Committee may grant awards to certain employees at other times during the year.

Initial Stock Option Awards. Executives and all other individuals who become employed by the Company are typically provided an initial equity-based award, generally in the form of a stock option grant. These grants have an exercise price equal to the fair market value of the Shares on the grant date, and typically vest over a period of three to four years. The size of the initial stock option grant awarded to an executive or employee is determined based on a number of factors, including the executive’s or employee’s position in the Company, the number of Shares reserved and available to be issued pursuant to awards under the Incentive Plan, and an analysis of the competitive practices of comparable peer group companies of similar size and stature as represented in the compensation data compiled by Radford. The Compensation Committee believes stock options are appropriate because they provide executives and other employees with compensation only in the event the market value of the Shares appreciates.

Annual Equity-Based Awards. The Company’s practice is to generally grant annual equity-based awards to all executives and employees, typically in the form of stock options, as part of the Company’s overall compensation strategy. The Compensation Committee believes that these ongoing equity awards provide executives and all employees with a strong incentive to maximize long-term corporate performance and value creation. The aggregate value of these awards is intended to provide long-term incentives in an amount that will retain executives and employees, individually and as a whole, and represents an opportunity for executives to earn total compensation above the median compensation levels of comparable peer group companies represented in the compensation data compiled by Radford. The Compensation Committee considers input from Radford and the Company’s Chief Executive Officer as to the nature and extent of recommended annual awards for executives and employees other than the Chief Executive Officer prior to approving any annual stock option grants. Over the past several years, a significant portion of these annual awards have been performance-based stock option grants that generally vest upon the achievement of certain pre-determined corporate goals.

In September 2011, the Compensation Committee approved an annual grant of 290,000 stock options to Mr. Plumb and 210,000 stock options to Dr. Patti, with 50% of each such executive’s options having time-based vesting and the other 50% having performance-based vesting. All of these options expire in September 2021. The time-based options vest in equal 1/3 installments on December 31, 2011, December 31, 2012 and December 31, 2013, subject to the executive’s continued employment on the applicable vesting date. Accelerated vesting is also provided in the event of a change in control. The performance-based options generally only vest upon the achievement of certain confidential clinical and regulatory milestones within a certain specified time range, subject to continued employment on such vesting date. Accelerated vesting is also provided in the event of a change in control.

Other Compensation. The Company maintains broad-based benefits that are provided to all employees, including its executives, such as health insurance, term life and disability insurance, dental insurance and a 401(k) defined contribution plan.

Termination-Based Compensation. Each of the Company’s named executive officers has entered into an employment agreement with the Company, pursuant to which he is entitled to receive severance or termination-based payments under certain circumstances. These severance arrangements are provided to the executive officers for a number of reasons including, but not limited to, recognition by the Compensation Committee of the inherent risk of development-stage biopharmaceutical companies and that executives with specific skills and experience may often face challenges securing new employment in a timely manner in the event of a non-voluntary termination. Further, in the event the Company is acquired or there is otherwise a change in control, the Compensation Committee believes such severance arrangements minimize operational disruption, increase the likelihood of a smooth transition of the executive’s responsibilities, and incent the executive to remain “objective” in the negotiation and execution of any such transaction.

The Compensation Committee believes that the severance amounts payable to the Company’s named executive officers, as described below in the section entitled “Employment Agreements,” are generally consistent with similar arrangements offered to executive officers of comparable companies as represented in the compensation data provided by Radford.

Tax and Accounting Considerations. The Internal Revenue Service, pursuant to Section 162(m) of the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to a company’s chief executive officer and to each of the next three highest compensated officers whose compensation is required to be reported in a proxy statement (other than the chief financial officer). Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee periodically reviews the potential consequences of Section 162(m) and it generally intends to structure the performance-based portion of the Company’s executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to the Company. However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interests of stockholders.

Consideration of Stockholder Advisory Vote on Executive Compensation. In determining and approving the compensation of our named executive officers, the Compensation Committee monitors the results of the Company’s annual advisory vote on executive compensation. The Company’s stockholders overwhelmingly approved our executive compensation program at our last annual meeting, with 44,188,556 votes for approval, 54,018 votes against, 399,267 abstentions and 10,430,483 broker non-votes. Although this vote is non-binding, the Compensation Committee viewed this unequivocal endorsement of our executive compensation decisions and policies as an additional factor supporting the Compensation Committee’s conclusion that our existing approach to executive compensation has been successful for the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that this Compensation Discussion and Analysis be included in this Information Statement.

By the Compensation Committee of the Board of Directors:

Michael A. Henos

M. James Barrett, Ph.D.

Marc L. Preminger, FSA, MAAA

Compensation Summary

Summary Compensation Table

The following table shows the total compensation earned with respect to fiscal 2011, 2010, and 2009 for the Company’s named executive officers.

Name and Principal Position	Fiscal Year	Salary	Option Awards(1)		Non-equity Incentive Plan Compensation		All Other Compensation(2)	Total
Russell H. Plumb	2011	$425,000	$249,096	(3)	$276,250	(6)	$15,109	$965,455
President, Chief Executive Officer and Chief Financial Officer	2010	$364,000	$178,296	(4)	$143,000	(7)	$13,798	$699,094
	2009	$350,000	$35,775	(5)	$96,000	(8)	$11,161	$492,936

Joseph M. Patti, M.S.P.H., Ph.D.	2011	$305,000	$180,380	(3)	$138,775	(6)	$14,034	$638,189
Senior Vice President, Research and Development, and Chief Scientific Officer	2010	$265,000	$117,990	(4)	$76,000	(7)	$13,631	$372,621
	2009	$250,000	$25,758	(5)	$49,000	(8)	$14,391	$339,149

Geoffrey W. Henson, Ph.D.	2011	$257,320	$—		$113,100	(6)	$11,351	$381,771
Senior Vice President, Drug Development	2010	$252,000	$115,368	(4)	$72,000	(7)	$11,292	$450,660
	2009	$240,000	$22,896	(5)	$46,000	(8)	$11,131	$320,027

(1)	The amounts shown in this column, if any, represent the aggregate grant-date fair value of stock options granted for the applicable year, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”), and does not take into account any estimated forfeitures. For Fiscal Year 2011, the assumptions used to calculate the weighted average grant date fair value using the Black-Scholes option pricing model for the September 2011 grant is as follows: 0.9% risk-free interest rate, 71.3% volatility, 0% dividend rate and 3.4 years expected life. For Fiscal Years 2010 and 2009, the assumptions used to compute the fair value are disclosed in “Note 12, Share-Based Award Plans”, a footnote to the Company’s audited financial statements for the fiscal year ended December 31, 2010, included in the Annual Report on Form 10-K filed with the SEC on March 16, 2011.
(2)	Other compensation includes life and long-term disability insurance paid for by the Company on the executive’s behalf and the Company’s matching of the executive’s contribution to the Company’s 401(k) plan.
(3)	Pursuant to SEC rules, amounts reported in this column exclude the grant-date fair value of stock options granted during 2011 that were subject to future performance conditions. Assuming the highest level of performance conditions will be achieved, the aggregate grant-date value of the performance-based stock options granted in 2011 is as follows: Mr. Russell H. Plumb $209,525 and Dr. Joseph M. Patti $151,725.
(4)	Pursuant to SEC rules, amounts reported in this column exclude the grant-date fair value of stock options granted during 2010 that were subject to future performance conditions. Assuming the highest level of performance conditions will be achieved, the aggregate grant-date value of the performance-based stock options granted in 2010 is as follows: Mr. Russell H. Plumb $130,900, Dr. Joseph M. Patti $86,625 and Dr. Geoffrey W. Henson $84,700.
(5)	Pursuant to SEC rules, amounts reported in this column exclude the grant-date fair value of stock options granted during 2009 that were subject to future performance conditions. Assuming the highest level of performance conditions will be achieved, the aggregate grant-date value of the performance-based stock options granted in 2009 is as follows: Mr. Russell H. Plumb $72,625, Dr. Joseph M. Patti $52,290 and Dr. Geoffrey W. Henson $46,480.
(6)	Amounts represent cash incentives earned with respect to 2011 to be paid in 2012.
(7)	Amounts represent cash incentives earned with respect to 2010 paid in 2011.
(8)	Amounts represent cash incentives earned with respect to 2009 paid in 2010.

Grants of Plan-Based Awards 2011

The following table sets forth information regarding each grant of an award made to each named executive officer during fiscal 2011 under any plan (including the Incentive Plan), contract, authorization, or arrangement pursuant to which cash, securities, similar instruments, or other property may be received.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Russell H. Plumb	—	—	212,500	318,750	—	—	—	—	—	—
	9/14/11	—	—	—	145,000	145,000	145,000	—	3.23	—
	9/14/11	—	—	—	—	—	—	145,000	3.23	249,096

Joseph M. Patti, M.S.P.H, Ph.D	—	—	106,750	160,125	—	—	—	—	—	—
	9/14/11	—	—	—	105,000	105,000	105,000	—	3.23	—
	9/14/11	—	—	—	—	—	—	105,000	3.23	180,380

Geoffrey W. Henson, Ph.D	—	—	87,000	130,500	—	—	—	—	—	—

(1)	The amounts reported in these columns reflect each executive officer’s 2011 bonus opportunities. The actual bonus earned by each executive officer with respect to 2011 performance is described above in “Short-Term Cash Incentives.”
(2)	The amounts shown in this column reflect performance-based stock options granted to Messrs. Plumb and Patti in 2011 pursuant to the Incentive Plan. These options vest based on the achievement of certain confidential goals and have a term of 10 years from the date of grant.
(3)	The amounts shown in this column reflect time-based stock options granted to Messrs. Plumb and Patti in 2011 pursuant to the Incentive Plan. These options vest one-third on each of December 31, 2011, 2012 and 2013 and have a ten year term from the grant date.
(4)	The amounts reported in this column represent the grant date fair value for each option award granted to the named executive officers during 2011. Pursuant to SEC rules, no amounts are reported with respect to the performance-based stock options granted in 2011. The assumptions used to calculate the weighted average grant date fair value using the Black-Scholes option pricing model for the September 2011 grants is as follows: 0.9% risk-free interest rate, 71.3% volatility, 0% dividend rate and 3.4 years expected life.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth for each of the Company’s named executive officers certain information regarding unexercised options as of December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End 2011

				Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Russell H. Plumb	50,000	—				$2.05	04/24/12
President, Chief Executive Officer and Chief Financial Officer	162,500	—				$1.00	11/04/14
	775,000	—				$1.45	09/19/17
	42,500	127,500	(1)			$1.79	10/04/20
	—			85,000	(2)	$1.79	10/04/20
	85,000	—				$1.79	10/04/20
	48,334	96,666	(3)			$3.23	09/14/21
	—	—		145,000	(2)	$3.23	09/14/21

Joseph M. Patti	117,000	—				$1.00	11/04/14
M.S.P.H., Ph.D. Senior Vice President, Research and Development, and Chief Scientific Officer	300,000	—				$1.45	09/19/17
	28,125	84,375	(1)			$1.79	10/04/20
	—	—		56,250	(2)	$1.79	10/04/20
	56,250	—				$1.79	10/04/20
	35,000	70,000	(3)			$3.23	09/14/21
	—	—		105,000	(2)	$3.23	09/14/21

Geoffrey W. Henson, Ph.D.	104,000	—				$1.00	11/04/14
Senior Vice President, Drug Development	440,000	—				$2.00	04/04/15
	27,500	—				$3.45	01/31/17
	140,000	—				$1.45	09/19/17
	27,500	82,500	(1)			$1.79	10/04/20
	—	—		55,000	(2)	$1.79	10/04/20
	55,000	—				$1.79	10/04/20

(1)	Vest with respect to 33.33% of the Shares on each of October 4, 2012, 2013 and 2014.
(2)	Vest if certain specific performance conditions are satisfied.
(3)	Vest with respect to 50% of the Shares on each of December 31, 2012 and 2013.

Option Exercises

The following table sets forth certain information regarding the exercise of stock options during 2011 for each of the named executive officers:

Option Exercises During Fiscal 2011

	Number of Shares Acquired Upon Exercise (#)	Value Realized Upon Exercise ($)(1)
Russell H. Plumb	2,627	$5,136
Joseph M. Patti, M.S.P.H., Ph.D.	47,606	$245,908
Geoffrey W. Henson, Ph.D.	—	$—

(1)	Represents the difference between the average price per Share on each date of exercise and the exercise price per Share, multiplied by the number of Shares acquired on exercise.

Employment Agreements

Russell H. Plumb. On April 16, 2011, the Company entered into an amended and restated employment agreement with Russell H. Plumb, its President, Chief Executive Officer and Chief Financial Officer. The agreement has an initial term of one year and automatically renews on January 1 of each year for an additional one-year term unless employment is terminated in accordance with the agreement. The agreement provides for an annual base salary of $425,000, effective as of January 1, 2011, subject to annual increases as approved by the Compensation Committee, and certain health and insurance benefits. Mr. Plumb is also eligible for annual short-term cash incentive compensation of up to 50% of base salary as well as equity-based awards as established by the Compensation Committee.

Under the agreement, the Company or Mr. Plumb may terminate his employment at any time. If the Company terminates Mr. Plumb without cause, or if he resigns for good reason, he will be entitled, subject to execution of a release in favor of the Company, to receive a lump sum severance payment equal to 18 months of his base salary and the value of health and insurance benefits for a period of 18 months, as well as one and one-half times his prior year’s short-term cash incentive payment. In addition, if within one year after a change in control of the Company (or in contemplation of a change in control that is reasonably likely to occur), Mr. Plumb is involuntarily terminated for any reason other than cause, or resigns for good reason, he will be entitled, subject to his execution of a release in favor of the Company, to receive a lump sum severance payment equal to 24 months of his base salary and the value of health and insurance benefits for 24 months, as well as two times his prior year’s short-term cash incentive payment. In addition, pursuant to the terms of his stock option agreements, any unvested equity awards held by Mr. Plumb would vest upon a change in control.

While employed by the Company and for a period equal to one year thereafter or in the case of a change in control termination as described above, 24 months thereafter, Mr. Plumb has agreed that he will not directly or indirectly in the United States (i) render substantially similar services to any person or entity which competes with the Company; (ii) solicit for employment certain employees of the Company; or (iii) call on or solicit certain of the Company’s customers or potential customers with which the Company had previous negotiations.

Other named executive officer employment agreements. On April 16, 2011, the Company entered into an amended and restated employment agreement with each of Messrs. Patti and Henson. Each of these employment agreements has an initial term of one year and automatically renews on January 1 of each year for an additional one-year term unless the respective officer’s employment is terminated in accordance with the agreement.

Dr. Patti’s employment agreement provides for an annual base salary of $305,000, effective as of January 1, 2011, subject to annual increases as approved by the Compensation Committee, and certain health and insurance benefits. Dr. Patti is also eligible for annual short-term cash incentive compensation of up to 35% of his base salary, as well as equity-based awards as established by the Compensation Committee.

Dr. Henson’s employment agreement provides for an annual base salary of $290,000, subject to annual increases as approved by the Compensation Committee, and certain health and insurance benefits. Dr. Henson is also eligible for annual short-term cash incentive compensation of up to 30% of his base salary, as well as equity-based awards as established by the Compensation Committee.

The employment agreements for Messrs. Patti and Henson provide that the Company or the executive may terminate the executive’s employment at any time. If the Company terminates the executive’s employment without cause, or if the executive resigns for good reason, the executive will be entitled, subject to execution of a release in the favor of the Company, to receive a lump sum severance payment equal to 12 months of his base salary and the value of health and insurance benefits for 12 months, as well as one times his prior year’s short-term cash incentive payment. In addition, if within one year after a change in control of the Company (or in contemplation of a change in control that is reasonably likely to occur), the employment of the executive is involuntarily terminated for any reason other than cause, or he resigns for good reason, the executive will be entitled, subject to execution of a release in the favor of the Company, to receive a lump sum severance payment equal to 18 months of his base salary and the value of health and insurance benefits for 18 months, as well as one and one-half times his prior year’s short-term cash incentive payment. In addition, pursuant to the terms of their stock option agreements, any unvested equity awards held by Dr. Patti and Dr. Henson would vest upon a change in control.

While employed by the Company and for a period equal to one year thereafter or in the case of a change in control termination as described above, for a period of 18 months thereafter, Dr. Patti and Dr Henson have each agreed not to, directly or indirectly, in the United States (i) render substantially similar services to any person or entity which competes with the Company; or (ii) solicit for employment certain employees of the Company. Dr. Patti has also agreed that during such restricted period, he will not call on or solicit certain of the Company’s customers or potential customers with which it has had previous negotiations.

Each named executive officer’s employment agreement also provides that any change in control benefits that the executive is entitled to receive will be reduced by the minimum amount necessary to avoid the imposition of any excise taxes under Code Section 4999, but only if such reduction results in the executive retaining, on an after-tax basis, a greater amount of his change in control benefits than if no such reduction had occurred.

For purposes of the named executive officers’ employment agreements, the following terms are generally defined as set forth below:

“cause” generally means (1) the executive’s willful misconduct, gross negligence, dishonesty or fraud in the performance of his duties, (2) the material breach of the employment agreement by the executive, (3) the executive’s willful refusal or failure to perform his duties or (4) the conviction, plea of guilty or nolo contendere of the executive in respect of any felony or other crime involving moral turpitude, dishonesty, theft or unethical business conduct.

“good reason” generally means (1) the assignment to the executive of any duties materially inconsistent with his status as a senior executive of the Company or a substantial diminution in the nature or status of his responsibilities, (2) a reduction by the Company in the executive’s salary, (3) the relocation of the Company’s principal executive offices to a location outside the Atlanta, Georgia metropolitan area, (4) the failure by the Company to continue in effect any material employee benefit plan in which the executive was participating unless a substitute arrangement is provided, (5) the failure by the Company to continue to provide the executive with health, welfare, material fringe benefits and vacation benefits substantially similar to those previously enjoyed by the executive or (6) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the employment agreement.

“change in control” generally means (1) during any period of two consecutive years, a majority of the Board is replaced, (2) a merger or consolidation of the Company in which the stockholders of the Company immediately before such transaction will not own after such transaction at least 45% of the voting securities of the corporation (or its ultimate parent) issuing cash or securities in such transaction, (3) the Company’s stockholders approve a plan of complete liquidation or dissolution, (4) a sale of all or substantially all of the assets of the Company or (5) such other similar transaction which the Board determines in its sole discretion constitutes a change in control.

Potential Payments Upon Termination or Change in Control

Potential payments payable to each named executive officer in the case of a termination without cause or a termination for good reason, whether or not in connection with a change in control, are discussed under “Employment Agreements” above. The table below sets forth the potential payments due to each named executive officer upon an involuntary termination without cause, or a termination for good reason by the executive, assuming such termination occurred as of December 31, 2011 and was not related to a change in control.

	Salary and Bonus(1)	Value of Welfare Benefits(2)	Total
Russell H. Plumb	$852,000	$34,920	$886,920
Joseph M. Patti, M.S.P.H., Ph.D.	381,000	22,341	403,341
Geoffrey W. Henson, Ph.D.	362,000	14,931	376,931

(1)	This amount represents a lump sum payment equivalent to one times the executive’s base salary (one and one-half times in the case of Mr. Plumb) at the time of termination plus an amount equal to one times (one and one-half times in the case of Mr. Plumb) the cash bonus earned by such executive in the year preceding the year in which the termination occurs.
(2)	Represents the value of welfare benefits for such executive for 12 months (18 months in the case of Mr. Plumb) under the Company’s group health, life and disability insurance policies.

The table below sets forth the potential payments due to each named executive officer upon an involuntary termination without cause, or a termination for good reason by the executive, assuming such termination occurred as of December 31, 2011 and was related to a change in control.

	Salary and Bonus(1)	Acceleration of Vesting of Equity Awards(2)	Value of Welfare Benefits(3)	Total
Russell H. Plumb	$1,136,000	$3,809,891	$46,559	$4,992,450
Joseph M. Patti, M.S.P.H., Ph.D.	571,500	2,637,547	33,512	3,242,559
Geoffrey W. Henson, Ph.D.	543,000	1,258,813	22,397	1,824,210

(1)	This amount represents a lump sum payment equivalent to one and one-half times the executive’s base salary (two times in the case of Mr. Plumb) at the time of termination plus an amount equal to one and one-half times (two times in the case of Mr. Plumb) the cash bonus earned by such executive in the year preceding the year in which the termination occurs.
(2)	All unvested equity awards vest and become immediately exercisable in full upon a change in control. This amount is equal to the number of unvested stock options vesting, multiplied by the difference between the closing stock price of $10.94 for the Shares on December 31, 2011 as reported by Nasdaq and the exercise price of such stock option.
(3)	Represents the value of welfare benefits for such executive for 18 months (24 months in the case of Mr. Plumb) under the Company’s group health, life and disability insurance policies.

The table below sets forth the potential payments due to each named executive officer in the event that a change in control occurred on December 31, 2011.

Acceleration of Vesting of Equity Awards(1)
Russell H. Plumb	$3,809,891
Joseph M. Patti, M.S.P.H., Ph.D	2,637,547
Geoffrey W. Henson, Ph.D	1,258,813

(1)	All unvested equity awards vest and become immediately exercisable in full upon a change in control. This amount is equal to the number of unvested stock options vesting, multiplied by the difference between the closing stock price of $10.94 for the Shares on December 31, 2011 as reported by Nasdaq and the exercise price of such stock option.

In addition to the circumstances described above, each named executive officer is entitled to accelerated vesting of certain option awards in the event of a termination of employment due to retirement. As of December 31, 2011, only Dr. Henson was eligible for retirement. If Dr. Henson retired on such date, 82,500 of his stock options would accelerate. The value of such accelerated options as of such date would be $755,288 (which equals the number of options vesting, multiplied by the difference between the closing price of the Shares on December 31, 2011 as reported by Nasdaq ($10.94) and the exercise price of such options).

COMPENSATION OF DIRECTORS

Non-employee directors receive an annual cash retainer of $30,000. In addition to the foregoing retainer, the Chairman of the Board, and the chairs of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Science and Technology Committee receive additional annual cash retainers of $25,000, $10,000, $7,500 and $7,500, respectively. Other non-employee directors who serve on the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Science and Technology committee receive additional annual cash retainers of $8,000, $5,000, $5,000 and $5,000, respectively. All of the non-employee directors are reimbursed for out-of-pocket expenses incurred in attending Board and committee meetings.

The Company also has a special committee (the “Special Committee”) that was formed to, among other things, evaluate potential business combinations, license arrangements or other strategic transactions and to make recommendations to the Board. Members of the Special Committee receive the same level of compensation as members of the Audit Committee.

Each non-employee director is also eligible to participate in the Incentive Plan, pursuant to which, upon his or her election to the Board, he or she is entitled to an initial stock option grant to purchase 30,000 Shares, which option vests over a three year period. Thereafter, in February of each year, each director, other than the Chairman of the Board, is also entitled to an annual stock option grant to purchase 20,000 Shares, which vests over a three year period. The Chairman of the Board of Directors is entitled to an annual stock option grant to purchase 40,000 Shares, which vests over a three year period. The exercise price of all stock options granted to directors is equal to the fair market value of the Shares on the date of the grant.

The following table summarizes the compensation earned by the Company’s directors during 2011.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Total ($)
M. James Barrett(4)	$40,000	$27,694	$67,694
Gabriele M. Cerrone	30,000	27,694	57,694
Michael A. Henos	62,500	55,388	117,888
Chris McGuigan	35,000	27,694	62,694
Russell M. Medford	50,500	27,694	78,194
Marc L. Preminger	45,000	27,694	72,694
A. Keith Willard	45,500	27,694	73,194

(1)	Fees earned in 2011 relate to service on Inhibitex’s Board and Committees.
(2)	The amounts shown in this column represent the aggregate grant-date fair value of stock options granted for the applicable year, calculated in accordance with FASB ASC Topic 718, and does not take into account any estimated forfeitures. The assumptions used to calculate the weighted average grant date fair value using the Black-Scholes option pricing model is as follows: 2.02% risk-free interest rate, 71.9% volatility, 0% dividend rate and 5.0 years expected life.

(3)	The following table sets forth the aggregate number of Shares underlying option awards held by our non-employee directors as of December 31, 2011:

Name	Stock Option Grants Outstanding
M. James Barrett	90,000
Gabriele M. Cerrone	114,600
Michael A. Henos	156,000
Chris McGuigan	114,600
Russell M. Medford	90,452
Marc L. Preminger	91,888
A. Keith Willard	110,000

(4)	Dr. Barrett’s cash fees are paid directly to New Enterprise Associates, Inc.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2011, information about the Company’s equity-based compensation plans that have been approved by the Company’s stockholders as well as the number of Shares exercisable under all outstanding options, the weighted-average exercise price of all outstanding options and the number of shares available for future issuance under the Company’s equity compensation plans. The Company does not have any equity compensation plans that have not been approved by its stockholders.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Stockholders	7,396,824	$2.01	1,817,297

AUDIT COMMITTEE REPORT

The Board has adopted a written charter pursuant to which the Audit Committee performs its oversight responsibilities and duties. The Audit Committee’s primary duties and responsibilities under its charter are to: oversee the integrity of the Company’s accounting and financial reporting processes and the audits of the financial statements reported to the public; oversee the Company’s systems of internal controls and compliance with applicable laws and regulations; appoint and monitor the independence, qualifications and performance of the Company’s independent registered public accounting firm; and provide an avenue of communication between the Company’s independent registered public accounting firm, management and the Board. The Audit Committee’s charter is available for review on the Company’s web site. The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and therefore rely, without independent verification, on the information provided to them and on the representations made to them by management and the Company’s independent registered public accounting firm.

Management has the primary responsibility for the Company’s financial reporting processes, including developing and overseeing the Company’s system of internal controls, and the preparation of the Company’s financial statements. Under the Section 404 of the Sarbanes-Oxley Act of 2002, management is also responsible for performing an annual assessment of the Company’s internal controls over financial reporting and certifying that it has performed such an assessment and whether such internal controls are effective. Ernst & Young LLP (“Ernst & Young”), the Company’s independent registered public accounting firm, is responsible for auditing the Company’s annual financial statements in accordance with generally accepted auditing standards, for issuing an opinion on those financial statements and for issuing an attestation report on the Company’s internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the Company’s audited financial statements with management and Ernst & Young. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 114 (Communications with Audit Committees). This included a discussion of the judgment of Ernst & Young as to the quality and acceptability of the Company’s accounting principles, and such other matters that generally accepted auditing standards require to be discussed with the Audit Committee. The Audit Committee also received the written disclosures and the letter from Ernst & Young required by the Public Company Accounting Oversight Board Rule 3526 (Communication with Audit Committees Concerning Independence) and discussed the independence of Ernst & Young with Ernst & Young. Based on the Audit Committee’s review and discussions noted above, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Marc L. Preminger

Russell M. Medford

A. Keith Willard

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

The Company’s Code of Ethics applies to all directors and employees (including the named executive officers). Under the Code of Ethics, all employees are required to avoid conflicts of interest between Company interests and their personal or professional relationships and to bring such conflicts to the attention of the Director of Human Resources or to the Audit Committee. Under its charter, the Audit Committee is responsible for reviewing and approving transactions involving potential conflicts of interest with corporate officers and directors, whenever possible in advance of the creation of such transaction or conflict and all other related party transactions.

Related Person Transactions

Except as set forth below, the Company is not aware of any transactions since the beginning of the last fiscal year, or any proposed transactions, in which the Company was or is a party, where the amount involved exceeded $120,000 and in which a director, director nominee, executive officer, holder of more than five percent of the Shares, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

License Agreements with Cardiff University

The Company has entered into several license and sponsored research agreements with Cardiff University in Wales, United Kingdom to pursue the research, development and commercialization of various licensed compounds and related intellectual property relating to the Company’s FV-100 product candidate and its HCV nucleotide polymerase inhibitor program, including INX-189. Under these agreements, the Company is required to pay to Cardiff University certain license fees, contingent milestone payments and/or royalties on future net sales of products that utilize the licensed intellectual property or fees associated with ongoing sponsored research. Dr. Christopher McGuigan, a member of the Company’s Board, has held the following positions at Cardiff University’s Welsh School of Pharmacy since 1995: Professor, Welsh School of Pharmacy, Head of Medicinal Chemistry, and Deputy Pro Vice Chancellor of Cardiff University. He is also a member of the Editorial Board for the Journal of Molecular Pharmaceutics and is the immediate past President of the International Society for Antiviral Research. Dr. McGuigan is a named inventor on some of the intellectual property licensed by the Company under these agreements and may receive a percentage of the milestone payments, licensing fees and royalties paid by the Company to Cardiff University there under.

Annex B

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

January 7, 2012

Board of Directors

Inhibitex, Inc.

9005 Westside Parkway

Alpharetta, Georgia 30009

Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to holders of the common stock, par value $0.001 per share (“Inhibitex Common Stock”), of Inhibitex, Inc. (“Inhibitex”), other than Bristol-Myers Squibb Company (“Bristol-Myers”), Inta Acquisition Corporation, a wholly owned subsidiary of Bristol-Myers (“Merger Sub”), and their respective affiliates, of the Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Agreement”) to be entered into among Bristol-Myers, Merger Sub and Inhibitex. The Agreement provides, among other things, that (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of Inhibitex Common Stock for a purchase price of $26.00 per share in cash (the “Consideration”), and (ii) subsequent to consummation of such Offer, Merger Sub will be merged with and into Inhibitex (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding share of Inhibitex Common Stock not acquired in the Offer will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed an execution version, provided to us on January 7, 2012, of the Agreement and certain publicly available business and financial information relating to Inhibitex. We also have reviewed certain other information relating to Inhibitex, including financial forecasts for Inhibitex under a base case (the “Management Case”) and two alternative business scenarios (the “Management Alternative Cases”), provided to or discussed with us by Inhibitex, and have met with the management of Inhibitex to discuss the business and prospects of Inhibitex. We also have reviewed certain financial and stock market data of Inhibitex and other selected publicly held specialty pharmaceutical companies and we have reviewed, to the extent publicly available, the financial terms of certain business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. At the direction of the management of Inhibitex and based on the assessments of such management as to the relative likelihood of achieving the future financial results for Inhibitex reflected in the Management Case and the Management Alternative Cases, we have relied on the Management Case for purposes of our opinion. The management of Inhibitex has advised us, and we have assumed, that the Management Case has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Inhibitex as to the future financial performance of Inhibitex. In addition, we have relied upon, with your consent and without independent verification, the assessments of the management of Inhibitex as to Inhibitex’s existing and future products and product candidates and the validity of, risks associated with, and probability of successful commercialization of, such products and product candidates (including, without limitation, the timing of development, testing, governmental approvals and marketing thereof, the validity and life of patents with respect thereto and the potential impact of competition thereon). We have assumed, with your consent, that there will be no developments with respect to any such matters that would be material to our analyses or opinion.

We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Inhibitex or the Transaction and that the Transaction will be

B-1

Board of Directors

Inhibitex, Inc.

January 7, 2012

consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of Inhibitex have advised us, and we also have assumed, that the terms of the Agreement, when executed, will conform in all material respects to the terms reflected in the execution version reviewed by us. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Inhibitex, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received in the Transaction by holders of Inhibitex Common Stock (other than Bristol-Myers, Merger Sub and their respective affiliates) and does not address any other aspect or implication of the Transaction or any voting, support or other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the form or structure of the Transaction or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Inhibitex, nor does it address the underlying business decision of Inhibitex to proceed with the Transaction.

We have acted as financial advisor to Inhibitex in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Offer. We also became entitled to receive a fee upon the rendering of our opinion. In addition, Inhibitex has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Bristol-Myers and its affiliates unrelated to the Transaction, for which we and our affiliates have received, and would expect to receive, compensation, including, during the two-year period prior to the date hereof, acting as a lender and in other capacities under certain credit facilities of Bristol-Myers and certain of its affiliates. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Inhibitex, Bristol-Myers, certain of their respective affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of Inhibitex (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to whether or not such stockholder should tender shares of Inhibitex Common Stock in the Offer or how such stockholder should otherwise act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Inhibitex Common Stock (other than Bristol-Myers, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

B-2

ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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